UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

TARA GOLD RESOURCES CORP.

(Exact name of registrant as specified in its charter)

                 Nevada

                  90-0316566

    (State or other jurisdiction of                                          (I.R.S. Employer Identification No.)

       incorporation or organization)

                  2162 Acorn Court

                    Wheaton, IL

       60189

(Address of principal executive offices)                    (Zip Code)

Registrant’s telephone number, including area code:  (630) 462-2079

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class

Name of each exchange on which

to be so registered

    each class is to be registered

Securities to be registered pursuant to Section 12(g) of the Act:

      Common Stock

Title of Class

______________________________

Title of Class

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer  [ ]

Accelerated filer  [ ]

Non-accelerated filer  [ ]

Smaller reporting company  [X]

(Do not check if a smaller reporting company)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Business.

Tara Gold (the “Company” or “Tara Gold”), was incorporated in 1999 in Nevada as Westnet Communications Group, Inc.  On April 1, 2001 the Company acquired MerchantPark Communications, Inc. for shares of its common stock.  After this acquisition the Company’s operations involved the development of software which could be used by small businesses for web-site development and hosting.

In March 2002 the Company’s discontinued its software development operations and was inactive until early 2004.  In November 2003 the Company changed its name to American Stellar Energy, Inc., and in early 2004 began acquiring oil and gas properties.  In 2005 the Company sold its oil and gas properties after it determined that these properties were not economical.

In February 2006, the Company changed its name to Tara Gold Resources.

In May 2005 Tara Gold, through its subsidiary Corporacion Amermin S.A. de C.V. (“Amermin”), began acquiring mining properties in Mexico.  In May 2006, the Company formed Tara Minerals Corp. (“Tara Minerals”), which owns 99.9% of the common stock of American Metal Mining S.A. de C.V., a Mexican corporation.  Tara Minerals also owns 87% of the common stock of Adit Resources Corp., which in turns owns 99.9% of American Copper Mining, S.A. de C.V. Tara Gold’s operations in Mexico are conducted through Amermin, American Metal Mining and American Copper Mining since Mexican law provides that only Mexican corporations are allowed to own mining properties. Tara Gold, through Amermin, and Adit, through American Copper Mining focus on gold mining concessions.  American Metal Mining’s primary focus is on industrial minerals, e.g. copper, zinc.    All of Tara Gold’s operations in Mexico are conducted through its Mexican subsidiaries.  As of July 31, 2011, Tara Gold owned approximately 56% of the outstanding common stock of Tara Minerals.

Tara Gold has begun the distribution of its shares in Tara Minerals to its shareholders.  On May 25, 2011 Tara Gold distributed one share of Tara Minerals for every 20 outstanding shares of Tara Gold.  Additional distributions will be announced over the next 24 months until all Tara Minerals shares held by Tara Gold are distributed to Tara Gold’s shareholders.

Tara Gold’s plan is to acquire low-cost properties that have the potential to yield high returns.  After acquiring a property and selecting a possible exploration area through its own efforts or with others, Tara Gold will typically compile reports, past production records and geologic surveys concerning the area.  Tara Gold will then undertake a field exploration program to determine whether the area merits work.  Initial field exploration on a property normally consists of geologic mapping and geochemical and/or geophysical surveys, together with selected sampling to identify host environments that may contain specific mineral occurrences.  If an area shows promise, geologic drilling programs may be undertaken to further define the existence of any economic mineralization.  If such mineralization is delineated, further work may be undertaken to estimate ore reserves, evaluate the feasibility for the development of the mining project, obtain permits for commercial development, and, if the project appears to be economically viable, proceed to place the deposit into commercial production.

The capital required for exploration and development of mining properties is substantial.  Tara Gold plans to finance its future operations through joint venture arrangements with third parties (generally providing that the third party will obtain a specified percentage of Tara Gold’s interest in a certain property in exchange for the expenditure of a specified amount), the sale by Tara Gold of interests in properties, Tara Gold’s operations and by the sale of Tara Gold and its subsidiaries’, common stock.

The exploration and development of properties that are joint ventured with third parties are managed by one of the joint venture participants which is designated as the operator.  The operator of a mining property generally provides all labor, equipment, supplies and management on a cost plus fee basis and generally must perform specific tasks over a specified time period. Separate fees may be charged to the joint venture by the operator and, once certain conditions are met, the joint venture is typically required to pay the costs in proportion to its interests in the property.

Tara Gold’s properties may consist of a variety of interests including, properties located in foreign countries and unpatented and patented claims held under lease or owned by Tara Gold or a subsidiary.  Typically, the rights to properties which Tara Gold may acquire will be sub-surface rights which will allow Tara Gold to explore for, and if warranted, develop the property.  See “Mexican Mining Laws and Regulations” below for information concerning use of surface rights in Mexico for mining operations.

In connection with the acquisition of a property, Tara Gold may conduct limited reviews of title and related matters and obtains representations regarding ownership.  Although Tara Gold plans to conduct reasonable investigations (in accordance with standard mining practice) of the validity of ownership, it may be unable to acquire good and marketable title to its properties.

Mines have limited lives, which is an inherent risk in the mining business.  Although Tara Gold plans to acquire other mining properties, there is a limited supply of desirable mineral lands available in Mexico where Tara Gold would consider conducting exploration and/or production activities.  In addition, Tara Gold faces strong competition for new properties from other mining companies, many of which have substantial financial resources, and Tara Gold may be unable to acquire attractive new mining properties on terms that are considered acceptable.

As of July 31, 2011 Tara Gold had interests in the mining properties listed below.  Although Tara Gold believes that each of these properties has deposits of gold, copper, lead or zinc, the properties are in the exploratory state, and with the exception of Don Roman, which is in the operating stage, do not have any known reserves, and may never produce any of these metals in commercial quantities.

The La Currita property resides within the Sierra Madre Occidental gold belt in the state of Chihuahua, Mexico and is surrounded by Paramount Gold’s San Miguel Property and Coeur D’Alene’s properties.

Las Minitas, Auriferos, Mariana and Mezquite properties are located in the southern part of the state of Sonora, Mexico in the Alamos district, which also resides on the western edge of Sierra Madre Occidental Gold belt.  The properties in this group have returned results positive for gold and silver, although reserves have not been calculated.

The properties owned by American Metal Mining, primarily the Don Roman Groupings, are located in the northern part of the La Reforma Mining District of north eastern Sinaloa State, Mexico.  The predominant rocks in the area are Upper Jurassic-Lower Cretaceous carbonate (limestone) rocks and Tertiary granitic intrusives.  The La Reforma Mining District has been mined for more than 300 years, with substantial amounts of precious and base metals produced from numerous mines. In the opinion of Tara Gold, the district has never been properly explored using present day, industry standard, exploration methods, including geochemistry, geophysics, and geology. Tara Gold feels that this area may potentially host base metals that were never discovered or exploited due in part to market conditions, lack of technology, and lack of funding.

The properties owned by American Copper Mining, primarily known as the Picacho Groupings, are located approximately 100 kilometers south of the US-Mexico border and 65 kilometers northeast of Yamana´s Mercedes project within the Northern Sierra Madre gold belt in close proximity to Bacoachi, Sonora, Mexico.  The area is underlain by Tertiary and Cretaceous andesitic, rhyolitic flows and tuffs with ignimbritic and less abundant intrusive porphyritic rocks.  Past activity on the Picacho Groupings by various parties has resulted in the construction of at least nine adits, several shafts and raises, numerous workings and diamond drills, remnants of tailings from operations in the 1930´s have been found but most of this material was removed and further beneficiated by prior owners.

In Mexico, land size is denominated in hectares and weight is denominated in tonnes.  One hectare is equal to approximately 2.47 acres and one tonne is equal to 2,200 pounds.

The proposed exploration program for Tara Gold’s properties, with the exception of the Don Roman properties, will typically consist of rock-chip sampling, soil geochemistry, geological mapping, a geophysical survey, trenching, drilling, and resource calculation.  The exploration program will take place in phases, with some phases occurring simultaneously.  Rock chip and soil geochemistry may be initiated first to test and define the mineralization. This may be followed up with a CSAMT (Controlled-Source Audio-Frequency Magneto Telluric) to test the extent and depth of sulphide mineralization which could host copper, lead or zinc.  The CSAMT is an industry standard geophysical technique that has been used successfully to identify carbonate deposits in Mexico and other locations.  Upon completion of the exploration program, and if results are positive, a drilling program may begin.  Drilling results will then be evaluated and a mineral resource calculation will be made.  Notwithstanding the above, the exploration program for each property will depend on a number of factors, including the property’s particular geological conditions and the extent of any prior exploration work.

With the exception of the Don Roman Groupings, as of July 31, 2011 no plants or other facilities were located on any of the properties.  Water and power will be required to further explore and, if warranted, develop Tara Gold’s mining prospects.

Tara Gold will contract with qualified personnel to conduct and supervise all aspects of its exploration program.

The exploration programs on the properties will be funded either through Tara Gold’s operations, proceeds from the sale of Tara Gold’s and its subsidiaries’ common stock, or funds obtained from joint venture partners.

La Currita Prospect

Tara Gold acquired the La Currita property in May 2005 from Minera Tres de Mayo, S.A.  In consideration for the assignment of its interest in this prospect, Tara Gold paid Minera Tres de Mayo $1,200,000, plus $180,000 of value-added tax.

The La Currita property covers 65 hectares and is located in Chihuahua approximately 400 kilometers southwest of the city of Chihuahua, northern Mexico.  The property is situated on the western edge of the Sierra Madre Occidental in the Temoris mining district.  The La Currita property includes four mines.

The La Currita mines were in production between 1983 and 1998.  Mining operations resumed in early January 2007 and had terminated by October 2008.

As of July 31, 2011, Tara Gold is looking for a joint venture partner which would be willing to fund the development of this prospect.  In the alternative, Tara Gold, depending on its ability to raise additional capital, will continue the development of this prospect with its own funds.

Las Minitas Prospect

Tara Gold acquired the Las Minitas property in March 2006 from Isidro Hernandez Pompa in consideration $2,150,000, plus $322,500 in value-added tax.

In 2007 Tara Gold signed an agreement with Pershimco Resources Ltd. providing Pershimco the option to acquire a 75% interest in the Las Minitas prospect.  In March 2008 Tara Gold and Pershimco agreed to terminate their joint venture with respect to the Las Minitas prospect.  The termination agreement between Tara Gold and Pershimco did not require Tara Gold to refund $570,000 previously paid by Pershimco to Tara Gold.  The agreement with Pershimco contained a clause that any prospects purchased by Pershimco adjacent to Las Minitas would revert to Tara Gold.  This resulted in Tara Gold obtaining the Auriferos V Fraccion 1 and 2 concessions, which are considered to be a part of the Las Minitas prospect.

The Las Minitas prospect is 1,226.9746 hectares in size and is located in Sonora, Mexico, approximately 40 kilometers northwest of the town of Alamos.  The property lies at the western edge of the Sierra Madre Occidental gold-silver belt.

As of July 31, 2011 Tara Gold was negotiating with Mr. Pompa relating to the Las Minitas Prospect which may include the termination of this agreement and the return of the property.

Mariana and Mezquite Prospect

In March 2008, Pershimco Resources transferred the mineral claims and obligations linked to the Mariana and Mezquite prospect to Tara Gold. The obligations linked to Mariana and Mezquite are the remaining debt payments of $190,000, which includes value added taxes of $24,783 owed to a third party.

The Mariana and Mezquite prospect is 276 hectares in size and is located in Sonora, Mexico, near the town of Alamos and Quiriego.

As of July 31, 2011 Tara Gold was in negotiations to amend to its agreements with all vendors relating to Mariana and Mesquite Prospect which may include the termination of this agreement and the return of the property.

La Estrella Prospect

In January 2006 Tara Gold entered into an agreement to purchase the La Estrella mining property for $400,000.  Tara Gold has paid $24,000 toward the purchase price but the seller of the property has not complied with his obligations under the purchase agreement.  A Mexican sourt has ruled that Tara Gold is entitled to purchase this property in accordance with the terms originally agreed upon.

La Virginia Prospect

In February 2007 Tara Gold entered into an agreement to purchase the La Virginia mining property for $600,000.  Tara Gold has paid $5,500 toward the purchase price but the seller of the property has not complied with his obligations under the purchase agreement.  As of July 31, 2011, after review with its legal advisors, Tara Gold decided not to proceed with the acquisition of this property.

Properties owned by Tara Minerals Corp.

Don Roman Groupings

The Don Roman Groupings, comprised of 9,136 hectares, were acquired in October 2006, November 2008 and March 2011 from unrelated third parties for approximately $2,076,440, plus value added taxes of approximately $313,367. The Don Roman Groupings consist of the Pilar, Don Roman, Las Nuvias and Centanario.

The Don Roman plant is 18 kilometers due north from Choix Sinaloa.  The plan is accessed by 10 kilometers of paved road, and 8 kilometers of dirt road which the state/federal authorities are paving to the plant site.  From plant site, the closest concessions are the Don Roman Groupings from which mine site can be accessed through a company maintained road with a regular pick up truck. The Don Roman Groupings are in the heart of La Reforma Mining District as well as the stated gold belt that stems from the state of Chihuahua.

Preliminary and continuing evaluation of the Don Roman Groupings has identified numerous mineralized systems at various locations on the property, some of which include a series of parallel NE trending lead, zinc, silver structures that can be traced for more than 300 meters; an abandoned lead, zinc, silver mine; and historic vein-type gold mineralization.  A number of these mineralized structures lie within a complex suite of volcanic-granitic and sedimentary (carbonate) rocks.  Preliminary evaluation of the property has indicated the potential for five separate mineral systems each having varying mineral characteristics.  Initial sampling has indicated the potential for two lead, zinc, silver systems; two gold copper systems; and one iron ore, gold, copper system.

Permits needed to move towards continued active mining have been completed.  Tara Gold is assessing options and costs associated with the design of various mining and recovery systems.  Mining and processing equipment have been purchased and the plant, which will be capable of processing a minimum of 400 tonnes per day, has begun testing ore runs on one of three circuits.  Water rights for the property have been acquired and a 3" water pump and 4.5 km water line are in place to draw water from a nearby reservoir.  High voltage electrical service has been supplied to an electrical substation which will supply power to operate the plant.

Two circuits capable of producing a minimum of 200 tonnes per day have been completed, with a third circuit that is near completion, and an additional regrind circuit that can be implemented at the appropriate time.

As of July 31, 2011 approximately $3,200,000 has been spent on the processing plant facilities, processing equipment, and related mining equipment.

In 2010 Tara Minerals began production start up at the Don Roman plant.  In the third quarter of 2010, Tara Minerals continued extracting lead, zinc, and silver ore from its mine and stockpiling it for future processing at its processing plant. In the fourth quarter of 2010, the plant activity ceased.

In 2011 Tara Minerals sought to expand this property by acquiring additional prospective mineral claims and by opening up the project to third parties that have expressed an interest in becoming an operating partner.  In April 2011, Tara Minerals signed a Letter of Intent with an unrelated party which provides that the third party will provide the capital and expertise to restart operations. As of July 31, 2011 a definitive agreement was in the process of being negotiated.

Pirita

In June 2009, Tara Minerals acquired three mining concessions known as “Pirita” from Conrado Acuna Peralta for $280,000, plus value-added tax of $30,000.  Tara Minerals paid $50,000 of the purchase price and value-added tax in July 2009, financing the remainder.

The Pirita properties consist of approximately 6,700 hectares and are located in Bacoachi Sonora, Urique Chihuahua and Morelos, Chihuahua.

As of July 31, 2011 Tara Gold was in negotiations to amend to its agreements with all vendors relating to Pirita Prospect which may include the termination of this agreement and the return of the property.

La Verde Groupings

In March 2011 and April 2011, Tara Minerals acquired eight mining concessions known as “La Verde Groupings”, a gold, silver, zinc and lead project, from Corporacion Kedah for $140,000, plus value-added tax of $22,400.  As of the date of this filing the purchase price plus value-added tax was paid in full. The eight concessions acquired were La Palma, Choix, El Pino, La Verde 3, La Verde 4, La Verde 5, La Verde 6 and Mina El Rosario.

The 2,555 hectares property consists of eight concessions, mentioned above, 13-18 km from the Don Roman mine and mill. The concessions were being mined as late as 2010, with the extracted material grading 0.5-1.5 g/t gold, 300-600 g/t silver, 14-15% zinc, 6-8% lead, and 2.1-2.6% copper. Recent channel samples across the workings assayed similar grades. A road from the Groupings, to the Don Roman mill, has also been completed. Tara Minerals now controls over 10,000 hectares in close proximity to the mill.

Tara Minerals is acquiring the Groupings for $1.8 million plus applicable taxes. $1.66 million of the acquisition cost will be paid by the issuance of Tara Minerals restricted shares valued at $2 per share, with the remainder being paid in cash. Tara minerals also purchased technical data pertaining to the six concessions mentioned before and issued 460,000 shares as payment in April 2011.

Godinez Joint Venture

In July 2010, Tara Minerals entered into a joint venture agreement whereby third parties will contribute 100% of the mining rights to the concession “Mina Godinez” and Tara Minerals will have the exclusive rights to manage, operate, explore and exploit the concession. Tara Minerals will pay for the construction of buildings, access roads, and any necessary improvements. Tara Minerals will also pay for the machinery and equipment required for the operation of the mine. Any machinery or equipment used for the development of the mine will remain the exclusive property of Tara Minerals. Once production starts, Tara Minerals will receive 60% of the profits from the mine until it is fully reimbursed for its costs.  Tara Minerals will receive 40% of the profits thereafter.  Tara Minerals, also has a first right of refusal to purchase the property.   The joint venture agreement will expire in July 2020, at which time the joint venture will be liquidated and dissolved. As of July 31, 2011, no costs have been incurred on this project.

This property is located within La Reforma Mining District, and is located south of El Fuerte, state of Sinaloa.  The mine can be reached by paved road 25 Km due south from El Fuerte then approximately 3Km dirt road to the mine opening. Godinez contains gold bearing vein structures that after initial testing look very promising.

Tania Iron Project

In May 2011, Tara Minerals acquired the right to mine 3,233 hectares located in Manzanillo, State of Colima, Mexico. Tara Minerals has the right to remove 6 million tonnes of iron ore concentrate from the property, with renewal rights extending through the life of the property. Tara Minerals has agreed to pay the vendor $6 per tonne for the first 500,000 tonnes removed from the property and $7 per tonne thereafter. Tara Minerals has paid $100,000 to the vendor against future royalty payments.

The Tania property is located 33km from the port of Manzanillo. The iron ore is contained within decomposed granite with little overburden. On the surface, the mineralized zone is estimated to be 2km wide and approximately 1 km in length. The zone is continuous and sampled 30-40% iron. The property has not been subjected to modern exploration methods or concentrating processes.

Tara Minerals raised $750,000 through a royalty rights offering to fund the project.

Picacho Groupings

In July 2009, Tara Minerals acquired eight mining claims known as the “Picacho Groupings” from Emilio Acuña Peralta for $4,800,000, plus value-added tax of $720,000.  Tara Minerals paid $575,000 of the purchase price and value-added tax in June 2009.  The $575,000 paid to Mr. Acuña in June 2009 was borrowed from Tara Gold by Tara Minerals.

In July 2009 Tara Minerals transferred the Picacho prospect to Adit.  In connection with the transfer of the prospect, Adit issued Tara Minerals a promissory note in the principal amount of $650,000 to compensate Tara Minerals for its down payment toward the purchase price of the property and to reimburse Tara Minerals for other amounts advanced on behalf of Adit.  The note (as amended) is unsecured, bears interest at prime rate plus 3.25% per year, and is due and payable on December 31, 2011. Adit has since repaid $600,000 towards this note.

On March 31, 2010 Adit and Mr. Acuna amended their agreement.  Under the revised agreement, Adit paid Mr. Acuna $500,000 in cash (plus $80,000 in value added taxes) and in consideration for the transfer of all technical data relating to the prospect, issued Mr. Acuna 320,000 shares of Adit’s common stock, which was valued at $2.50 per share, and 437,500 shares of Tara Minerals’ common stock, which was valued at $4.00 per share.

Adit paid for the Tara Minerals shares by means of a note in the principal amount of $1,750,000.  The note bears interest at 6% per year and is be due and payable on March 31, 2012. At any time after July 1, 2010 Tara Minerals may convert the outstanding principal, plus accrued interest, into shares of Adit’s common stock.  Tara Minerals will receive one share of Adit’s common stock for each $0.75 of principal and interest converted.

On January 28, 2011, Adit sold 500,000 units at a price of $1.00 per unit to Yamana Gold Inc.  Each unit consisted of one share of Adit’s common stock and one half warrant.  Each full warrant entitles Yamana to purchase one share of Adit’s common stock at a price of $1.50 per share at any time on or before January 28, 2014.

In connection with the sale of the units, Adit also signed a letter of intent that grants Yamana an option to acquire up to a 70% interest in Adit’s Picacho gold/silver project.  A definitive agreement is expected to be completed by August 2011.  Upon completion of the definitive agreement, Adit will sell an additional 2,500,000 units to Yamana at a price of $1.00 per unit.  The units will be identical to the units sold on January 28, 2011.  From the $3,000,000 received from Yamana, Adit will be required to spend $2,000,000 in exploration work on the Picacho project within 12 months of signing the definitive agreement.

Yamana can earn a 51% interest in the project by spending an additional $5,000,000 on the project within 30 months of the date of the definitive agreement and paying Adit an additional $1,000,000.

Yamana can increase its interest to 70% by spending an additional $9,000,000 on the project and paying Adit an additional $2,000,000.

The Picacho Groupings consists of 7,060 hectares within the Northern Sierra Madre gold belt, 100 kilometers south of the U.S. border, in close proximity to Bacoachi, Sonora, Mexico.  From Bacoachi the concessions can be accessed through a company maintained road with a regular pick up truck.  The area has a high level of exploration activity and is close to a national paved highway and power grid.

The following shows the timing and estimated cost for the present exploration plan for this property:

  Projected

Phase

Completion

Estimated Cost

Surface Evaluation and Exploration Drilling

2011

 $2,000,000

Development Drilling, Feasibility, Equipment Ordering

2012

$2,500,000

Development, Construction, Production

2013

$3,000,000

United States Mining Laws and Regulations

In the United States, unpatented mining claims on inappropriate federal land may be acquired pursuant to procedures established by the Mining Law of 1872 and other federal and state laws.  These acts generally provide that a citizen of the United States (including corporations) may acquire a possessory right to develop and mine valuable mineral deposits discovered upon inappropriate federal lands, provided that such lands have not been withdrawn from mineral location, e.g., national parks, military reservations and lands designated as part of the National Wilderness Preservation System.  The validity of all unpatented mining claims is dependent upon inherent uncertainties and conditions.  These uncertainties relate to such non-record facts as the sufficiency of the discovery of minerals, proper posting and marking of boundaries, and possible conflicts with other claims not determinable from descriptions of record.  Prior to discovery of a locatable mineral thereon, a mining claim may be open to location by others unless the owner is in possession of the claim.

The domestic exploration programs conducted by Tara Gold will be subject to federal, state and local environmental regulations.  The United States Forest Service and the Bureau of Land Management extensively regulate mining operations conducted on public lands.  Most operations involving the exploration for minerals are subject to existing laws and regulations relating to exploration procedures, safety precautions, employee health and safety, air quality standards, pollution of stream and fresh water sources, odor, noise, dust, and other environmental protection controls adopted by federal, state, and local governmental authorities as well as the rights of adjoining property owners.  Tara Gold may be required to prepare and present to federal, state, or local authorities data pertaining to the effect or impact that any proposed exploration or production of minerals may have upon the environment.  All requirements imposed by any such authorities may be costly and time-consuming, and may delay commencement or continuation of exploration or production operations.

Future legislation and regulations are expected to continue to emphasize the protection of the environment, and, as a consequence, the activities of Tara Gold may be more closely regulated to further the cause of environmental protection.  Such legislation and regulations, as well as future interpretation of existing laws, may require substantial increases in capital and operating costs to Tara Gold and may result in delays, interruptions, or a termination of operations, the extent of which cannot be predicted.

Mining operations in the United States are subject to inspection and regulation by the Mine Safety and Health Administration of the Department of Labor (MSHA) under provisions of the Federal Mine Safety and Health Act of 1977.

Tara Gold’s operations will also be subject to regulations under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (CERCLA or Superfund), which regulates and establishes liability for the release of hazardous substances, and the Endangered Species Act (ESA), which identifies endangered species of plants and animals and regulates activities to protect these species and their habitats. Tara Gold may incur expenditures for land reclamation pursuant to federal and state land restoration laws and regulations.  Under certain circumstances, Tara Gold may be required to close an operation until a particular problem is remedied or to undertake other remedial actions.

Mexican Mining Laws and Regulations

In Mexico, Article 27 of the Mexican Constitution grants the ownership of essentially all minerals to the Mexican nation.  The right to exploit those minerals is given to private parties through concessions issued by the Mexican government.  The current Mining Law of Mexico was enacted in 1992.  Concessions are granted on mining lots, the sides of which measure 100 meters, or a multiple of 100, except when adjoining lots (granted when there were no size requirements) require a smaller size.

An exploration concession is granted to the first applicant that meets the requirements of the Mining Law, the most important of which is that the claimed area is deemed to be “free land”.  Under the Mining Law, areas that are already covered by mining concessions or applications for mining concessions are not free, as well as reserved areas such as the coast and the seabed.

Exploration mining concession applications are filed at government offices.  Exploration concessions are valid for fifty years and give their holders the right to carry out exploration work and, if warranted, any mine on the concession put into production.

Mining concessions do not grant the holder the right to enter or use the surface land of the mining lots.  It is therefore necessary to obtain the permission of the surface owner for that purpose.  Typically, a verbal authorization with no consideration is granted for prospecting and sample gathering.  A simple letter agreement or contract is normally used for drilling, trenching, or basic road building.  For more advanced exploration activities, a small monetary consideration is normally required.  In some cases the concessionaire is also required to make minor improvements which benefit the local community such as fixing a road or fence or building an earthen dam.  Building and operating a mine requires a more formal agreement.  If an agreement cannot be reached with the surface owner, the Mining Law gives the concessionaire the right to request a temporary occupation of the land or an expropriation (or an easement for the construction of roads, power lines, water pipes, etc.).  Compensation is set through an appraisal made by the federal government.

A concessionaire’s most important obligation is the performance of assessment work on the mining lots.  A minimum amount of assessment work measured in monetary terms must be performed each year, depending on the size of the mining lot and, for an exploration mining concession, the number of years elapsed since its issue, pursuant to minimum investment tables established by the Mexican government.  Assessment work may be done either through expenditures or the sale of minerals.  A report must be filed in May of every year regarding the work for the previous calendar year.  Lack of performance of the minimum work will result in the cancellation of the concession; payment to the government in lieu of required assessment of work is not allowed.

Concessionaires must comply with federal environmental regulations which generally require that mining activities be subject to an environmental impact statement authorization.  Normally an environmental impact statement authorization can be obtained in six to twelve months from the date of its filing.  However, mining operations which do not exceed levels established by the Mexican government are not required to file an environmental impact statement.

The Mining Law forbids concessionaires from removing mine timbering and supports and requires compliance with all safety rules promulgated by the Mexican government.

Mexican and foreign individuals, as well as Mexican corporations, are allowed to hold mining concessions. Although foreign corporations may not hold mining concessions, foreign corporations may, however, own Mexican corporations.

General

Tara Gold’ offices are located at 2162 Acorn Court, Wheaton, IL 60189 and consist of approximately 150 square feet of office space are supplied free of charge by Francis R. Biscan, Jr., the President of Tara Gold.

As of July 31, 2011 the only employees of Tara Gold were its two officers and the U.S. Corporate Controller.

Tara Gold’s website is www.taragoldresources.com

Item 1A.

Risk Factors.

There is no assurance that any of Tara Gold’s remaining properties will be capable of producing precious or industrial metals in commercial quantities.

Item 2.

Financial Information.

Tara Gold was incorporated in October 1999.  During the period from its incorporation through March 31, 2011 Tara Gold generated revenue of approximately $725,000 and incurred expenses of approximately $759,000 in cost of sales; $7,274,000 in exploration expenses and $35,987,000 in operating and general administration expenses.  Included in operating and general and administrative expenses are non-cash charges of approximately $7,868,000 pertaining to the issuance of stock options of Tara Minerals.

Material changes of certain items in Tara Gold’s Statement of Operations for the year ended December 31, 2010, as compared to the same period last year, are discussed below.

Twelve Months Ended	December 31, 2010	December 31, 2009
(In thousands of U.S. Dollars)
Revenue	$ 160	$ -
Cost of revenue	658	-
Exploration expenses	2,033	280
Operating, general and administrative expenses	17,471	4,156
Net operating loss	$ (20,002)	$ (4,436)

In 2010 Tara Minerals the Don Roman plant was in operation for several months.  In the fourth quarter of 2010, the plant activity ceased.  During 2009 the Don Roman mine was not producing ore.  These are the primary reasons to the increase in revenue and cost of revenue for December 31, 2010 when compared to December 31, 2009.  Exploration expenses for the Don Roman Groupings increased $400,000 for mine and smelting operations and other various mine expenses relating to the operation of this mine.

In addition to production at the Don Roman plant, $1,359,000 of exploration expenses in 2010 were related to Adit, consisting $1,224,000 for the purchase of technical data for the Picacho Groupings and $125,000 for geological consulting, assaying, and field supplies for the Picacho Groupings.  Exploration expenses for the Picacho Groupings were a negligible $8,000 as of December 31, 2009.

Material changes of certain items in Tara Gold’s operating, general and administrative expenses for the year ended December 31, 2010, as compared to the same period last year, are discussed below.

Year Ended	December 31, 2010	December 31, 2009
(In thousands of U.S. Dollars)
Advertising	$ 54	$ -
Bad debt expense	1,610	17
Depreciation expense	250	40
Insurance	58	30
Investor relations expense	7,810	1,658
Compensation, officer employment contracts and bonuses	4,671	905
Other taxes and penalties	390	2
Professional fees	1,433	703
Repairs and maintenance	59	118
Travel	148	26

Advertising increased during the year ended December 31, 2010 due to mine and gold shows to expose the Company in the market compared to no advertising expenses in 2009. Bad debt expense increased in the year ended December 31, 2010 due to an increase in the allowance for IVA receivables to 90% for all its Mexican subsidiaries for IVA taxes to be received back from the Mexican government.  Depreciation expense increased as more plant and equipment was in service in the year ended December 31, 2010 than 2009. Insurance expense increased due to life insurance being paid for key executives and employees in the Mexican subsidiaries during the year ended December 31, 2010, the life insurance was cancelled at the end of the same year. Investor relations expense increased due to common stock, options and warrants valued at $7,648,704, for financial reporting purposes, being issued or granted for services provided to Tara Minerals. The expense associated with the issuance of the stock, options and warrants did not require the use of cash. Compensation, officer employment contracts and bonuses increased due to options and common stock granted or issued to officers of the company. Other taxes increased due to accrued payroll taxes and accrued taxes related to IRS Audit. Professional fees increased as Tara Gold resumed filing its 10-K and 10-Q reports. Travel expenses increased due to projects at the Don Roman mine site and visits to other prospects.

Material changes of certain items in Tara Gold’s Statement of Operations for the three- month period ended March 31, 2011, as compared to the same period last year, are discussed below.

Three Months Ended	March 31, 2011	March 31, 2010
(In thousands of U.S. Dollars)
Revenue	$ -	$ -
Cost of revenue	-	-
Exploration expenses	923	1,603
Operating, general and administrative expenses	1,717	7,287
Net operating loss	$ (2,640)	$ (8,890)

During the three months ended March 31, 2011, exploration expenses declined due to activity ceasing at the Don Roman mine in the fourth quarter of 2010.  For the three months ended March 31, 2011, exploration expenses consisted of $845,000 for the purchase of technical data for the Centenario (part of the Don Roman Groupings) and La Verde Groupings, $15,000 for geological consulting, assaying, and field supplies for the Picacho Groupings, and $63,000 for mine and smelting operations and other various mine expenses for the Don Roman Groupings.  As of March 31, 2010, exploration expenses consisted of $1,224,000 for the purchase of technical data for the Picacho Groupings, $23,000 for geological consulting, assaying, and field supplies for the Picacho Groupings, $320,000 for mine and smelting operations and other various mine expenses for the Don Roman Groupings.

Material changes of certain items in Tara Gold’s operating, general and administrative expenses for the three months ended March 31, 2011, as compared to the same period last year, are discussed below.

Three Months Ended	March 31, 2011	March 31, 2010
(In thousands of U.S. Dollars)
Bad debt expense	$ 643	$ 20
Depreciation expense	75	50
Investor relations expense	63	3,022
Compensation, officer employment contracts and bonuses	419	3,689
Other taxes	81	-

Bad debt expense increased in the quarter ended March 31, 2011 due to an increase in the allowance for IVA receivables to 90% for all its Mexican subsidiaries for IVA taxes to be received back from the Mexican government.  Depreciation expense increased as more plant and equipment was in service in the quarter ended March 31, 2011 than 2010.   Investor relations expense decreased due to no common stock, options or warrants being issued or granted for services as of March 31, 2011 versus 1,372,944 common shares issued for $2,915,060 for investor relations at the Tara Minerals level as of March 31, 2010.  Compensation, officer employment contracts and bonuses decreased due to no common stock, options or warrants being issued or granted for services as of March 31, 2011 versus 100,000 common shares issued for $157,000 and 2,450,000 options granted (1,625,000 vested) for $3,406,000 at the Tara Minerals level as of March 31, 2010.  Other taxes increased due to accrued payroll taxes.  Other income decreased in 2011 as the 2010 amount represents a federal income tax refund of $263,000.

The following is an explanation of Tara Gold’s material sources and (uses) of cash (in thousands of U.S. dollars) during the years ended December 31, 2010 and 2009 and the three months ended March 31, 2011 and 2010:

	December 31,		March 31,
	2010	2009	2011	2010
Net cash (used) provided in operating activities	$(3,109)	$(3,438)	$(763)	$(743)
Acquisition of property, plant and equipment	(268)	(109)	-	(129)
Construction of the Don Roman Mine	-	(1,498)	-	-
Sale of marketable securities	-	4,547	-	-
Purchase of mining properties	(25)	(643)	-	(25)
Sale of assets	-	-	29	-
Loans from third and related parties	630	-	-	-
Repayment of loans	(780)	(956)	(14)	(770)
Sale of common stock of subsidiaries	2,372	2,668	763	1,100
Other	-	(2)	(6)	-
Cash on hand at beginning of period	1,451	264	193	1,451

Tara Gold does not know of any trends, events or uncertainties that have had, or are reasonably expected to have, a material impact on its sales, revenues or income from continuing operations, or liquidity and capital resources.

Tara Gold anticipates that its capital requirements during the twelve months ending July 31, 2012 will be:

Tara Minerals
Exploration and Development – Don Roman Groupings	$ 1,000,000
Exploration and Development - Picacho Groupings	2,500,000
Exploration and Development - La Verde Groupings	500,000
Exploration and Development – Tania Iron Project	750,000
Property taxes	95,000
General and administrative expenses	400,000

Tara Gold
Property taxes	34,000
General and administrative expenses	100,000
Total	$ 5,379,000

The capital requirements shown above include capital required by Tara Gold and its subsidiaries.

Tara Gold will need to obtain additional capital if it is unable to generate sufficient cash from its operations or find joint venture partners to fund all or part of its exploration and development costs.

In 2011 Tara Minerals sought to expand the Don Roman Groupings by acquiring additional prospective mineral claims and by opening up the project to third parties that have expressed an interest in becoming an operating partner.  In April 2011, Tara Minerals signed a Letter of Intent with an unrelated party which provides that the third party will provide the capital and expertise to restart operations. As of July 31, 2011 a definitive agreed was being negotiated.

As of July 31, 2011 Tara Gold was reviewing the Las Minitas and Mariana and Mezquite, and Pirita properties for continued inclusion as part of its mining property portfolio.  No payments toward these properties have been made in 2011 and Tara Gold may decide to terminate the purchase agreement and return the properties to their former owners as Tara Gold is currently focusing it efforts on the Don Roman Groupings, Picacho Groupings and Tania Iron Project.

Tara Gold’s future plans will be dependent upon the amount of capital available to Tara Gold, the amount of cash provided by its operations, and the extent to which Tara Gold is able to have joint venture partners pay the costs of exploring and developing its mining properties.

Tara Gold does not have any commitments or arrangements from any person to provide Tara Gold with any additional capital.  If additional financing is not available when needed, Tara Gold may continue to operate in its present mode or Tara Gold may need to cease operations.  Tara Gold does not have any plans, arrangements or agreements to sell its assets or to merge with another entity

See Note 1 to the financial statements included as part of this registration statement for a description of Tara Gold’s accounting policies and recent accounting pronouncements.  Of these, the following are policies we consider critical:  Allowance for Doubtful Accounts; Property and Equipment and Mining Concessions; Revenue Recognition; Exploration Expenses; Purchase of Technical Data; Income Taxes; and Stock Based Compensation.

Item 3. Properties.

See Item 1.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table lists, as of July 31, 2011, those persons owning beneficially 5% or more of Tara Gold’s common stock, the number and percentage of outstanding shares owned by each director and officer of Tara Minerals and by all officers and directors as a group.  Unless otherwise indicated, each owner has sole voting and investment powers over his shares of common stock.

Name and Address of	Shares	Percent of
Beneficial Owner	Beneficially Owned	Class
Francis R. Biscan, Jr. 2162 Acorn Court Wheaton, IL 60189	12,494,729	12.15%

Lynda R. Keeton-Cardno 185 Bethany St. Henderson, NV 89074	10,000	-

Clifford A. Brown 313 Arbor Avenue West Chicago, IL 60185	3,098,371	3.01%

All Officers and Directors as a group (3 persons)	15,603,000	15.16%

Item 5. Directors and Executive Officers.

Name	Age	Position
Francis R. Biscan, Jr.	50	President, Chief Executive Officer and Director
Lynda R. Keeton-Cardno	39	Chief Financial Officer and Treasurer
Clifford A. Brown	59	Director, U.S. Corporate Controller

The directors of Tara Gold serve in such capacity until the first annual meeting of Tara Gold’s shareholders and until their successors have been duly elected and qualified.  The officers of Tara Gold serve at the discretion of Tara Gold’s directors.

The principal occupations of Tara Gold’ officers and directors are as follows:

Francis R. Biscan, Jr. has been an officer and director of Tara Gold since May 2003.  Between 1997 and August 2003 Mr. Biscan was an independent financial consultant, providing advice to public and private companies in the areas of capital formation and mergers and acquisitions.  Mr. Biscan has also been an officer and director of Tara Mineral’s since May 2006.

Lynda Keeton-Cardno, CPA Treasurer, Chief Financial Officer.  Ms. Keeton-Cardno has been an officer of Tara Gold since January 2011.  Since 2004, Ms. Keeton-Cardno has been the CEO/Managing Member of Lynda R. Keeton CPA, LLC, a PCAOB registered firm which provides audit and consulting services to public and private companies.  Ms. Keeton-Cardno worked for Arthur Andersen LLP in Phoenix, AZ and Las Vegas, NV in both the Audit and Advisory group and Technology Risk Consulting group.  Ms. Keeton-Cardno is a licensed Certified Public Accountant in Nevada, a member of the American Institute of Certified Public Accountants, a graduate of Arizona State University’s School of Business and Honors College, and has held the Certified Information Systems Auditor designation.

Clifford A. Brown, CPA has been an officer and director of Tara Gold since November 2004.  Since 1989 Mr. Brown has been the President of Clifford A. Brown and Co., a firm which provides accounting and consulting services and sells accounting software.  Since 1993 Mr. Brown has served as the treasurer and Board member of Restoration Ministries, Inc., a non-profit corporation with 33 different ministries in Chicago.  Mr. Brown has also been an officer and director of Tara Mineral’s since May 2006.  Mr. Brown has been a Certified Public Accountant since 1981.

Tara Gold does not have a compensation committee.  Tara Gold’s Board of Directors serves as its Audit Committee.  Lynda R. Keeton-Cardno is Tara Gold’s financial expert.  Since Ms. Keeton-Cardno is an officer of Tara Gold, Ms. Keeton-Cardno is not independent as that term is defined in section 803 of the listing standards of the NYSE Amex.

None of Tara Gold’ directors are independent as that term is defined in section 803 of listing standards of the NYSE Amex.

Tara Gold believes all of its directors are qualified to act as such due to their longstanding relationship with Tara Gold.

Tara Gold has adopted a Code of Ethics applicable to its principal executive, financial, and accounting officers and persons performing similar functions.

Item 6.

Executive Compensation.

The following table shows the compensation paid or accrued during the three years ended December 31, 2010 to the executive officers of Tara Gold.

						All Other
				Stock	Option	Annual
Name and	Fiscal	Salary	Bonus	Awards	Awards	Compensation
Principal Position	Year	(1)	(2)	(3)	(4)	(5)	Total

Francis R. Biscan	2010	$276,000	-	$78,500	$2,314,275	-	$2,452,775
President and	2009	$256,000	-	$15,000	-	-	$ 271,000
Chief Executive	2008	$276,000	-	-	-	-	$ 276,000
Officer

Lynda R. Keeton
Cardno,
Chief Financial	2010	-	-	-	-	-	-
Officer and	2009	-	-	-	-	-	-
Treasurer (6)	2008	-	-	-	-	-	-

David Bizzaro,	2010	$100,000	-	-	-	-	$100,000
Chief Financial	2009	-	-	-	-	-	-
Officer and	2008	-	-	-	-	-	-
Treasurer (6)

Clifford A. Brown	2010	$20,000	-	$7,500	-	-	$27,500
Controller, Director	2009	-	-	-	-	-	-
	2008	-	-	-	-	-	-

(1)

The dollar value of base salary (cash and non-cash) earned.

(2)

The dollar value of bonus (cash and non-cash) earned.

(3)

During the periods covered by the table, the value of Tara Mineral’s shares issued as compensation for services to the persons listed in the table.

(4)

The value of all stock options granted during the periods covered by the table.  See Note 9 to the financial statements included as part of this report for details concerning the assumptions used in determining the value of these options.  See the “Stock Option and Bonus Plans - Summary” section below for other information concerning these stock options.

(5)

All other compensation received that Tara Gold could not properly report in any other column of the table.

(6)

Ms. Keeton-Cardno was appointed Chief Financial Officer and Treasurer in 2011.  Mr. Bizzaro served as Chief Financial Officer and Treasurer between May 2010 and January 2011.

In January 2011 Tara Gold entered into an employment agreement with Mr. Biscan for three years.  The employment agreement provided that Tara Gold will pay Mr. Biscan a base salary of $336,000 during the term of the agreement and requires Tara Gold to pay for Mr. Biscan’s medical, dental, optical, life and disability insurance.  In the event there is a material reduction in Mr. Biscan’s authority, duties or activities, in the event Mr. Biscan’s offices are moved to a location which is not conducive to operating in North America, or in the event there is a change in the control of Tara Gold, then Mr. Biscan may resign from his position at Tara Gold and receive the remainder of his $336,000 salary.  For purposes of the employment agreement, a change in control includes the acquisition of more than 50% of the outstanding shares of Tara Gold’s common stock by a third party or a change in a majority of Tara Gold’s directors.

Mr. Biscan’s employment agreement will also terminate upon the death or physical or mental disability of Mr. Biscan, in which case Mr. Biscan, or his legal representative, as the case may be, will be paid the salary provided by the employment agreement for a period of one year following Mr. Biscan’s death or disability.

In January 2011, Tara Gold entered into an employment agreement with Ms. Lynda R. Keeton-Cardno for one year.  The employment agreement provides that Tara Gold will pay Ms. Keeton-Cardno a base salary of $48,000.

In January 2011 Tara Gold entered into an employment agreement with Clifford A. Brown for one year.  The employment agreement provides that Tara Gold will pay Mr. Brown a base salary of $96,000 during the term of the agreement and requires Tara Gold to pay for Mr. Brown’s medical insurance.

The following shows the amounts that Tara Gold expects to pay to its officers during the twelve month period ending December 31, 2011, and the time these persons plan to devote to Tara Gold’ business.

	Proposed	Time to be Devoted to
Name	Compensation	Tara Gold and Subsidiaries Business

Francis Richard Biscan, Jr.	$ 276,000	40 hours / week
Lynda R. Keeton-Cardno	$ 48,000	20 hours / week

Long-Term Incentive Plans.  Tara Gold does not provide its officers or employees with pension, stock appreciation rights, long-term incentive or other plans and has no intention of implementing any of these plans for the foreseeable future.

Employee Pension, Profit Sharing or other Retirement Plans.  Tara Gold does not have a defined benefit, pension plan, profit sharing or other retirement plan, although it may adopt one or more of such plans in the future.

Compensation of Directors.  Tara Gold’s directors did not receive any compensation for their services as directors during the fiscal year ended December 31, 2010.

Stock Option and Bonus Plans

Tara Gold’s subsidiary Tara Minerals, has adopted stock option and stock bonus plans.  A summary description of these plans follows.  In some cases these Plans are collectively referred to as the “Plans”.

Incentive Stock Option Plan.  Tara Minerals’ Incentive Stock Option Plan authorizes the issuance of shares of Tara Minerals’ common stock to persons that exercise options granted pursuant to the Plan.  Only Tara Minerals employees may be granted options pursuant to the Incentive Stock Option Plan.  The option exercise price is determined by Tara Minerals’ directors but cannot be less than the market price of Tara Minerals’ common stock on the date the option is granted.

Non-Qualified Stock Option Plan.  Tara Minerals’ Non-Qualified Stock Option Plan authorizes the issuance of shares of Tara Minerals’ common stock to persons that exercise options granted pursuant to the Plan.  Tara Minerals’ employees, directors, officers, consultants and advisors are eligible to be granted options pursuant to the Plan, provided however that bona fide services must be rendered by such consultants or advisors and such services must not be in connection with the offer or sale of securities in a capital-raising transaction or promoting the price of Tara Mineral’s common stock.

Stock Bonus Plan.  Tara Minerals’ Stock Bonus Plan allows for the issuance of shares of common stock to its employees, directors, officers, consultants and advisors.  However bona fide services must be rendered by the consultants or advisors and such services must not be in connection with the offer or sale of securities in a capital-raising transaction or promoting the price of Tara Mineral’s common stock.

Summary.  The following lists, as of July 31, 2011, the options granted and the bonus shares issued pursuant to the Plans.  Each option represents the right to purchase one share of Tara Minerals’ common stock.

Name of Plan	Total Shares Reserved Under Plans	Shares Reserved for Outstanding Options	Shares Issued as Stock Bonus	Remaining Options/Shares Under Plans
Incentive Stock Option Plan	1,000,000	750,000	N/A	250,000
Non-Qualified Stock Option Plan	3,000,000	2,500,000	N/A	500,000
Stock Bonus Plan	750,000	N/A	750,000	-

Tara Minerals’ stock option and bonus plans have not been approved by its shareholders.

The following table shows the weighted average exercise price of the outstanding options granted pursuant to Tara Minerals’ Stock Option Plans as of December 31, 2010.

Plan category	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted- Average Exercise Price of Outstanding Options	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column of This Table

Incentive Stock Option Plan	750,000	$1.57	250,000
Non-Qualified Stock Option Plan	2,500,000	$0.05	500,000

The following lists the unexercised options which were outstanding as of July 31, 2011 and held by the Tara Minerals’ officers and directors.

		Shares underlying unexercised options which are
Name	Date of Grant	Exercisable	Unexercisable	Exercise Price	Expiration Date

Francis R. Biscan, Jr.	1/5/10	125,000	375,000	$1.57	2015-2020
Francis R. Biscan, Jr.	1/5/10	750,000		$0.05	1/5/15
Clifford A. Brown	2/1/07	150,000		$0.05	2/01/12
Clifford A. Brown	1/5/10	125,000	125,000	$1.57	2015-2018
Clifford A. Brown	1/5/10	250,000		$0.05	1/5/15
Ramiro Trevizo	1/5/10	250,000		$0.05	1/5/15

The following lists the shares issued pursuant to Tara Minerals’ Stock Bonus Plan:

Name	Date	Shares Issued

Francis R. Biscan, Jr.	4/23/09	250,000
Francis R. Biscan, Jr.	1/05/10	50,000
Clifford A. Brown	4/23/09	200,000
Clifford A. Brown	1/05/10	25,000
Ramiro Trevizo	4/23/09	200,000
Ramiro Trevizo	1/05/15	25,000

Item 7.

Certain Relationships and Related Transactions, and Director Independence.

None.

Item 8.

Legal Proceedings.

On September 13, 2010, Tara Gold announced that it had entered into a tentative agreement with Tara Minerals which provided Tara Minerals would acquire all of the outstanding shares of Tara Gold by exchanging one share of Tara Mineral’s common stock for two Tara Gold shares.

On September 20, 2010 Chris Columbo filed a lawsuit in the District Court for Carson City Nevada, against Tara Gold, Tara Gold’s officers and directors and Tara Minerals. The essence of the lawsuit was to obtain the fairest price for Tara Gold, whether from Tara Minerals or a third party.  On October 25, 2010 Mr. Columbo voluntarily dismissed his lawsuit against Tara Gold and other defendants.

On October 22, 2010 Patricia J. Root filed a lawsuit in the Circuit Court for Dupage County, Illinois, against, Tara Gold, Tara Gold’s directors and Tara Minerals.  The essence of the lawsuit was to prevent Tara Mineral’s proposed acquisition of Tara Gold.

Tara Gold believes the lawsuit filed by Ms. Root was premature since, as noted in the September 13, 2010 press release, the transaction is tentative and is subject to the approval of the shareholders of Tara Gold who are not officers or directors of Tara Gold.  No binding agreement between Tara Gold and Tara Minerals was ever signed.  In April 2011 Ms. Root subsequently dismissed her lawsuit against Tara Gold and other defendants.

On May 6, 2010, the Securities and Exchange Commission temporarily suspended trading in Tara Gold’s securities due to the failure of Tara Gold to file its 10-Q and 10-K reports pursuant to Section 13 of the Securities and Exchange Act of 1934.

On the same day the Commission issued an Order Instituting Proceedings whereby the Commission sought to revoke Tara Gold’s registration of its common stock pursuant to Section 12(g) of the Exchange Act.

On September 7, 2010 an administrative law judge issued an Initial Decision revoking Tara Gold’s registration of its common stock.   On September 24, 2010 Tara Gold filed a Petition to Review the decision of the administrative law judge. On September 30, 2010 the Commission granted Tara Gold’s Petition for Review.  On November 1, 2010 Tara Gold filed a brief in support of its petition with the Commission.   On July 18, 2011, the Commission revoked the registration of Tara Gold’s securities pursuant to Section 12(j) of the Securities Act of 1934.  Tara Gold intends to appeal the decision and seek the reinstatement of the trading of Tara Gold common stock.

Other than the foregoing, Tara Gold is not involved in any legal proceedings and Tara Gold does not know of any legal proceedings which are threatened or contemplated

Item 9.

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Prior to May 2010 the common stock of Tara Gold traded in the over-the-counter market, which is sometimes referred to as the “pink sheets”, under the symbol: TRGD. In May 2010 the Securities and Exchange Commission stopped the trading in Tara Gold’s common stock due to the fact that Tara Gold was delinquent in filing its 10-K and 10-Q reports. As a result of the SEC’s stop trading order, Tara Gold’s common stock was removed from the Pink Sheets and until July 18, 2011 traded only on an unsolicited basis.

As a result of the Commission’s ruling on July 18, 2011 (see Item 8 above), all trading in Tara Gold’s stock ceased.

Shown below are the ranges of high and low closing prices for Tara Gold’ common stock for the periods indicated as reported by FINRA and as reported on www.stockwatch.com.  The market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

Quarter Ended	High	Low

March 31, 2009	$0.10	$0.10
June 30, 2009	$0.16	$0.16
September 30, 2009	$0.32	$0.30
December 31, 2009	$0.39	$0.36

March 31, 2010	$0.71	$0.41
June 30, 2010	$0.66	$0.31
September 30, 2010	$0.53	$0.32
December 31, 2010	$0.43	$0.30

As of July 31, 2011 Tara Gold had 102,795,119 outstanding shares of common stock and 76 shareholders of record. As of that same date Tara Gold did not have any outstanding options, warrants or securities which were convertible into shares of Tara Gold’s common stock.

During the years ended December 31, 2010 and 2009 neither Tara Gold, nor any of Tara Gold’s officers or directors, purchased any shares of Tara Gold’s common stock in the open market.

Item 10.

Recent Sales of Unregistered Securities and Use of Proceeds

During the year ended December 31, 2008, Tara Gold issued:

•

5,654,167 shares of common stock in payment of liabilities in the amount of $190,000;

•

175,000 shares for services rendered valued at $67,004;

•

300,000 shares of common stock for services rendered valued at $126,000 from 2007; and

•

850,000 shares of common stock in payment of liabilities in the amount of $315,000 and in payment of a note in the amount of $27,200 from 2007.

During the year ended December 31, 2009, Tara Gold issued 800,000 shares for services rendered valued at $1,041,000

Item 11.

Description of Registrant’s Securities to be Registered.

Tara Gold’s authorized capital consists of 150,000,000 shares of common stock.  As of July 31, 2011, Tara Gold had 102,795,119 outstanding shares of common stock.

Common Stock

All shares of common stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders.  The shares of common stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and non-assessable shares.  Cumulative voting in the election of directors is not permitted; which means that the holders of a majority of the issued and outstanding shares of common stock represented at any meeting at which a quorum is present will be able to select the entire Board of Directors if they so choose.  In that event, the holders of the remaining shares of common stock will not be able to elect any directors.  In the event of Tara Gold’s liquidation, each shareholder is entitled to receive a proportionate share of the assets available for distribution to shareholders after the payment of liabilities.  All shares of Tara Gold’s common stock issued and outstanding are fully-paid and non-assessable.

Holders of shares of common stock are entitled to share pro rata in dividends and distributions with respect to the common stock when as and if declared by the Board of Directors out of funds legally available for dividends.  Tara Gold has not paid any dividends on the Company’s common stock and intends to retain earnings, if any, to finance the development and expansion of its business.  Future dividend policy is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, capital requirements and its financial condition.

Item 12.

Indemnification of Directors and Officers.

Section 78.751 of the Nevada Revised Statutes and Article XVI of Tara Gold’s bylaws provide that Tara Gold may indemnify any and all of its officers, directors, employees or agents, or former officers, directors, employees or agents, against expenses actually and necessarily incurred by them in connection with the defense of any legal proceeding or threatened legal proceeding, except as to matters in which such persons shall be determined to not have acted in good faith and in Tara Gold’s best interest.

 Item 13.

Financial Statements and Supplementary Data.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

 (An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

FOR

THE FISCAL YEARS ENDED DECEMBER 31, 2010 AND DECEMBER 31, 2009

AND

THE PERIOD FROM INCEPTION (OCTOBER 14, 1999) THROUGH DECEMBER 31, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

of Tara Gold Resources Corp., Inc. and Subsidiaries,

We have audited the accompanying consolidated balance sheets of Tara Gold Resources Corp., Inc. (an exploration stage company) (a Nevada corporation) and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations and comprehensive loss, stockholders' equity (deficit), and cash flows for each of the years then ended and the period from inception (October 14, 1999) through December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Tara Gold Resources Corp., Inc. and subsidiaries from inception (October 14, 1999) through December 31, 2004, were audited by other auditors whose report there on dated December 9, 2005, expressed an unqualified opinion on those statements (the December 9, 2005 report was modified related to the uncertainty of the Company’s ability as a going concern), have been furnished to us.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tara Gold Resources Corp, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years then ended and for the period from inception (October 14, 1999) through December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ Mendoza Berger & Company, LLP

Mendoza Berger & Company, LLP

Irvine, CA

April 18, 2011

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. Dollars)

	December 31, 2010	December 31, 2009
Assets
Current assets:
Cash	$ 193	$ 1,451
Other receivables, net of $2,010 and $374 of allowance as of December 31, 2010 and December 31, 2009, respectively	1,212	3,262
Due from related parties, net of due to related parties of $292 December 31, 2009	-	354
Marketable securities	450	450
Other current assets	1	3
Total current assets	1,856	5,520
Property, plant, equipment, mine development, construction in progress and land, net of accumulated depreciation of $361 and $111 as of December 31, 2010 and December 31, 2009, respectively	12,359	15,304
Mining deposits	53	25
Deferred tax, non-current portion	2,931	1,748
Goodwill	12	12
Other assets	160	19
Total assets	$ 17,371	$ 22,628

Liabilities and Stockholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$ 2,675	$ 1,143
Notes payable, current portion	994	1,106
Notes payable related party, current portion	100	-
Due to related parties, net of due from of $36 December 31, 2010	259	-
Total current liabilities	4,028	2,249
Long-term accrued liabilities	418	989
Notes payable, non-current portion	2,603	6,168
Total liabilities	7,049	9,406

Commitments and contingencies	-	-

Stockholders’ equity:
Common stock; $0.001 par value 150,000,000 shares authorized – 102,795,119 issued and outstanding at December 31, 2010 and December 31, 2009, respectively	103	103
Additional paid-in capital	12,175	12,175
Accumulated deficit during exploration stage	(17,060)	(3,293)
Other comprehensive loss	(514)	(436)
Total Tara Gold stockholders’ (deficit) equity	(5,296)	8,549
Non-controlling interest	15,618	4,673
Total equity	10,322	13,222
Total liabilities and equity	$ 17,371	$ 22,628

See accompanying notes to these consolidated financial statements.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(In thousands of U.S. Dollars)

	For the Year Ended December 31,		From inception October 14, 1999 to December 31,
	2010	2009	2010
Revenues
Revenue from website development and software	$ -	$ -	$ 168
Mining revenues	160	-	557
Total revenues	160	-	725
Cost of revenue	658	-	759
Gross margin	(498)	-	(34)
Exploration expenses	2,033	280	6,351
Operating, general, and administrative expenses	17,471	4,156	34,271
Net operating loss	(20,002)	(4,436)	(40,656)
Non-operating (income) expense:
Interest (income)	(26)	(95)	(308)
Interest expense	450	67	1,210
Settlement expense	-	-	(134)
Loss on extinguishment of debt	-	1,097	766
(Gain) on deconsolidation of joint venture	-	-	(8,661)
(Gain) on sale of joint venture interest	-	-	(3,112)
(Gain) on dissolution of joint venture	-	(250)	(9,163)
Loss on disposal of assets	-	-	399
(Gain) on acquisition of mining concession	-	-	(100)
Loss on conversion of note payable	783	-	783
Realized loss on the sale of marketable securities	-	2,266	4,604
(Gain) on sale of net cash flow interest	-	(197)	(197)
Other (income)	(757)	(261)	(1,223)
	450	2,627	(15,136)
Loss before income taxes	(20,452)	(7,063)	(25,520)
Income tax benefit, net of $169 and $0 provision as of December 31, 2010 and 2009	(1,015)	(1,822)	(2,317)
Loss from continuing operations	(19,437)	(5,241)	(23,203)
Discontinued operations
Income from operations of discontinued oil properties (including loss on disposal of $7)	-	-	17
Loss from operations of La Escuadra	-	-	(1,038)

Net loss	(19,437)	(5,241)	(24,224)
Add: Net loss attributable to non-controlling interest	5,670	801	7,164
Net loss attributable to Tara Gold shareholders’	(13,767)	(4,440)	(17,060)

Other comprehensive income (loss):
Foreign currency translation	(78)	214	(514)
Unrealized gain, net on marketable securities	-	618	-
Comprehensive loss	$ (13,845)	$ (3,608)	$ (17,574)

Net loss per share, basic and diluted	$ (0.19)	$ (0.05)
Weighted average number of shares, basic and diluted	102,795,119	102,137,585

See accompanying notes to these consolidated financial statements.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIT)

From inception (October 14, 1999) to December 31, 2010

 (In thousands of U.S. dollars, except share amounts)

	Common Stock		Additional Paid In	Accumulated Deficit During	Share Subscriptions	Other Comprehensive	Total Stockholders’
	Shares	Amount	Capital	Exploration Stage	Received	(Loss) Income	(Deficit) Equity
Balance at inception	-	$ -		$ -	$ -	$ -	$ -

Issuance of common stock to Founders for cash	4,000,000	4	-	-	-	-	4

Net loss	-	-	-	(9)	-	-	(9)

Balance at December 31, 2000	4,000,000	4	-	(9)	-	-	(5)

Issuance of common stock in exchange for 100% of common stock of MerchantPark	1,500,000	2	(2)	-	-	-	-

Issuance of Common stock for cash	2,491,583	2	152	-	-	-	154

Issuance of common stock for services	4,645,261	5	77	-	-	-	82

Issuance of common stock for 100% of shares of Caged Iron Technologies	2,000,000	2	101	-	-	-	103

Issuance of common stock issued for debt	459,000	-	46	-	-	-	46

Issuance of common stock issued for assets	3,064,556	3	301	-	-	-	304

Stock offering costs	-	-	(13)	-	-	-	(13)

Currency translation adjustment	-	-	-	-	-	1	1

Net loss	-	-	-	(418)	-	-	(418)

Balance at December 31, 2001	18,160,400	$ 18	$ 662	$ (427)	$ -	$ 1	$ 254

See accompanying notes to these consolidated financial statements.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIT)

From inception (October 14, 1999) to December 31, 2010

(In thousands of U.S. Dollars, except share amounts)

 (Continued)

	Common Stock		Additional Paid In	Accumulated Deficit During	Share Subscriptions	Other Comprehensive	Total Stockholders’
	Shares	Amount	Capital	Exploration Stage	Received	(Loss) Income	(Deficit) Equity

Balance at December 31, 2001	18,160,400	$ 18	$ 662	$ (427)	$ -	$ 1	$ 254

Issuance of common stock for services	2,336,500	2	22	-	-	-	24

Issuance of common stock for debt	5,844,976	6	272	-	-	-	278

Issuance of Common stock for cash	6,000,000	6	23	-	-	-	29

Currency Translation adjustment	-	-	-	-	-	-	-

Net Loss	-	-	-	(677)	-	-	(677)

Balance at December 31, 2002	32,341,876	32	979	(1,104)	-	1	(92)

Issuance of Common stock for cash	3,754,848	4	53	-	-	-	57

Issuance of common stock for debt	9,019,445	9	189	-	-	-	198

Net loss	-	-	-	(156)	-	-	(156)

Balance at December 31, 2003	45,116,169	$ 45	$ 1,221	$ (1,260)	$ -	$ 1	$ 7

See accompanying notes to these consolidated financial statements.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIT)

From inception (October 14, 1999) to December 31, 2010

(In thousands of U.S. Dollars, except share amounts)

	Common Stock		Additional Paid In	Accumulated Deficit During	Share Subscriptions	Other Comprehensive	Total Stockholders’
	Shares	Amount	Capital	Exploration Stage	Received	(Loss) Income	(Deficit) Equity

Balance at December 31, 2003	45,116,169	$ 45	$ 1,221	$ (1,260)	$ -	$ 1	$ 7

Issuance of common stock for cash	2,807,000	3	161	-	-	-	164

Issuance of common stock for services	3,010,000	3	147	-	-	-	150

Stock cancelled	(1,200,000)	(1)	1	-	-	-	-

Share subscriptions received	-	-	-	-	148	-	148

Foreign currency translation income	-	-	-	-	-	-	-

Net loss	-	-	-	(373)	-	-	(373)

Balance at December 31, 2004	49,733,169	$ 50	$ 1,530	$ (1,633)	$ 148	$ 1	$ 96

See accompanying notes to these consolidated financial statements.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIT)

From inception (October 14, 1999) to December 31, 2010

(In thousands of U.S. Dollars, except share amounts)

 (Continued)

	Common Stock		Additional Paid In	Accumulated Deficit During	Share Subscriptions	Other Comprehensive	Total Stockholders’
	Shares	Amount	Capital	Exploration Stage	Received	(Loss) Income	(Deficit) Equity

Balance at December 31, 2004	49,733,169	$ 50	$ 1,530	$ (1,633)	$ 148	$ 1	$ 96

Issuance of common stock for services	6,472,984	6	273	-	-	-	279

Issuance of common stock for cash	13,506,001	14	431	-	-	-	445

Share subscriptions delivered	-	-	-	-	(113)	-	(113)

Common stock for mining concession finders’ fees	200,000	-	8	-	-	-	8

Warrants for mining concession finders’ fees	-	-	4	-	-	-	4

Beneficial conversion feature	-	-	207	-	-	-	207

Foreign currency translation loss	-	-	-	-	-	(7)	(7)

Net loss	-	-	-	(935)	-	-	(935)

Balance at December 31, 2005	69,912,154	$ 70	$ 2,453	$ (2,568)	$ 35	$ (6)	$ (16)

See accompanying notes to these consolidated financial statements.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIT)

From inception (October 14, 1999) to December 31, 2010

(In thousands of U.S. Dollars, except share amounts)

 (Continued)

	Common Stock		Additional Paid In	Accumulated Deficit During	Share Subscriptions	Other Comprehensive	Total Stockholders’
	Shares	Amount	Capital	Exploration Stage	Received	(Loss) Income	(Deficit) Equity

Balance at December 31, 2005	69,912,154	$ 70	$ 2,453	$ (2,568)	$ 35	$ (6)	$ (16)

Issuance of common stock for services	2,251,250	2	228	-	-	-	230

Issuance of common stock for cash	7,440,433	7	1,753	-	-	-	1,760

Share subscriptions delivered	634,615	1	41	-	(35)	-	7

Conversion of convertible debt to stock	3,700,000	4	187	-	-	-	191

Beneficial conversion feature	-	-	185	-	-	-	185

Foreign currency translation loss	-	-	-	-	-	(32)	(32)

Unrealized loss on investments	-	-	-	-	-	(449)	(449)

Net loss	-	-	-	361	-	-	361

Balance as of December 31, 2006	83,938,452	$ 84	$ 4,847	$ (2,207)	$ -	$ (487)	$ 2,237

See accompanying notes to these consolidated financial statements.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIT)

From inception (October 14, 1999) to December 31, 2010

(In thousands of U.S. Dollars, except share amounts)

 (Continued)

	Common Stock		Additional Paid In	Accumulated Deficit During	Share Subscriptions	Other Comprehensive	Total Stockholders’
	Shares	Amount	Capital	Exploration Stage	Received	(Loss) Income	(Deficit) Equity

Balance at December 31, 2006	83,938,452	$ 84	$ 4,847	$ (2,207)	$ -	$ (487)	$ 2,237

Issuance of common stock for services	600,000	1	607	-	-	-	608

Issuance of common stock for cash	2,217,500	2	885	-	-	-	887

Issuance of common stock for exercise of warrants and receipt of cash	4,443,333	4	2,249	-	-	-	2,253

Stock based compensation	-	-	1,164	-	-	-	1,164

Conversion of convertible debt to stock	2,316,667	2	67	-	-	-	69

Conversion of convertible debt to stock subscription and related settlement expense	-	-	-	-	342	-	342

Stock bonus payable	-	-	-	-	126	-	126

Stock issued for additional ownership interest in Amermin	1,500,000	2	598	-	-	-	600

Foreign currency translation gain	-	-	-	-	-	25	25

Unrealized loss on investments	-	-	-	-	-	(1,147)	(1,147)

Net loss	-	-	-	(2,441)	-	-	(2,441)

Balance as of December 31, 2007	95,015,952	$ 95	$ 10,417	$ (4,648)	$ 468	$ (1,609)	$ 4,723

See accompanying notes to these consolidated financial statements.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIT)

From inception (October 14, 1999) to December 31, 2010

(In thousands of U.S. Dollars, except share amounts)

 (Continued)

	Common Stock		Additional Paid In	Accumulated Deficit During	Share Subscriptions	Other Comprehensive	Total Stockholders’
	Shares	Amount	Capital	Exploration Stage	Received	(Loss) Income	(Deficit) Equity

Balance at December 31, 2007	95,015,952	$ 95	$ 10,417	$ (4,648)	$ 468	$ (1,609)	$ 4,723

Issuance of common stock for services	175,000	-	67	-	-	-	67

Shares subscriptions delivered	1,150,000	1	467	-	(468)	-	-

Conversion of convertible debt to stock	5,654,167	6	184	-	-	-	190

Foreign currency translation gain	-	-	-	-	-	(637)	(637)

Unrealized loss on investments	-	-	-	-	-	978	978

Net income	-	-	-	5,795	-	-	5,795

Balance as of December 31, 2008	101,995,119	102	11,135	1,147	-	(1,268)	11,116

Issuance of common stock for services	800,000	1	1,040	-	-	-	1,041

Foreign currency translation gain	-	-	-	-	-	214	214

Unrealized loss on investments	-	-	-	-	-	618	618

Net loss	-	-	-	(4,440)	-	-	(4,440)

Balance as of December 31, 2009	102,795,119	$ 103	$ 12,175	$ (3,293)	$ -	$ (436)	$ 8,549

See accompanying notes to these consolidated financial statements.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIT)

From inception (October 14, 1999) to December 31, 2010

(In thousands of U.S. Dollars, except share amounts)

 (Continued)

	Common Stock		Additional Paid In	Accumulated Deficit During	Share Subscriptions	Other Comprehensive	Total Stockholders’
	Shares	Amount	Capital	Exploration Stage	Received	(Loss) Income	(Deficit) Equity

Balance as of December 31, 2009	102,795,119	$ 103	$ 12,175	$ (3,293)	$ -	$ (436)	$ 8,549

Foreign currency translation	-	-	-	-	-	(78)	(78)

Net loss	-	-	-	(13,767)	-	-	(13,767)

Balance as of December 31, 2010	102,795,119	$ 103	$ 12,175	$ (17,060)	$ -	$ (514)	$ (5,296)

See accompanying notes to these consolidated financial statements

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

 (In thousands of U.S. Dollars)

	For the Year Ended		From inception
	December 31,		(October 14, 1999)
	2010	2009	to Dec. 31, 2010
Cash flows from operating activities:
Net loss	$ (13,767)	$ (4,440)	$ (17,060)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	250	40	668
Allowance for doubtful accounts	2,268	131	2,638
Allowance for mining deposits deemed uncollectible	-	-	29
Common stock issued for services and other expenses	-	1,040	2,599
Stock based compensation and stock bonuses	-	-	126
Gain on deconsolidation of joint venture	-	-	(8,661)
Non-cash expense due to deconsolidation of joint venture	-	-	216
Gain on sale of joint venture interest	-	-	(2,862)
Gain on dissolution of joint venture	-	(250)	(8,688)
Loss on extinguishment of debt, net	-	1,097	746
Loss on disposed and discontinued operations	-	-	1,001
Deferred tax asset, net	(1,183)	(2,125)	(2,931)
Non-controlling interest in net loss of consolidated subsidiaries	(5,670)	(447)	(7,164)
Amortization of beneficial conversion	289	-	650
Loss on the disposal of assets	-	-	218
Realized loss on marketable securities	-	2,266	4,604
Common stock of subsidiary issued and option valuation for services	6,642	-	7,616
Subsidiaries’ stock based compensation and stock bonuses	4,746	-	6,040
Exploration expenses paid with stock of subsidiaries	1,224	-	1,224
Lawsuit settlement payable in stock	-	-	315
Cancellation of common stock for settlement (Tara Minerals)	-	-	(750)
Assets acquired from La Escuadra	-	-	(330)
Gain on acquisition of mining concession	-	-	(100)
Gain on sale of net cash flow interest	-	(197)	(197)
Accrued interest converted to subsidiary’s common stock	29	-	29
Loss on conversion of debt to subsidiary’s common stock	783	-	783

Changes in operating assets and liabilities:
Other receivables	(1,085)	(469)	(2,022)
Other assets	(139)	12	(934)
Accounts payable and accrued expenses	2,504	(96)	4,057
Deferred joint venture income	-	-	(33)
Net cash used in operating activities	(3,109)	(3,438)	(18,173)

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

 (In thousands of U.S. Dollars)

 (Continued)

	For the Year Ended		From inception
	December 31,		(October 14, 1999)
	2010	2009	to Dec. 31, 2010
Cash flows from investing activities:
Proceeds from sales of oil & gas properties	-	-	6
Acquisition of property, plant and equipment	(268)	(109)	(665)
Payments toward construction in progress	-	(1,498)	(2,163)
Purchase of land and office building	-	-	(415)
Proceeds from the sale of marketable securities	-	4,547	6,278
Proceeds from the sale of assets	-	-	384
Purchase of mining concession	(25)	(643)	189
Proceeds from note receivable payments	-	-	(7)
Proceeds from disposal of assets	-	-	347
Loans to unrelated third parties	-	-	(380)
Cash included in business acquisition	-	2	2
Business acquisition goodwill	-	(4)	(4)
Cash in discontinued operations	-	-	(3)
Net cash (used) / provided by in investing activities	(293)	2,295	3,569

Cash flows from financing activities:
Proceeds from short term debt	-	-	72
Proceeds from notes payable, related party	150	-	150
Proceeds from notes payable	480	-	480
Payments toward short term debt	-	-	(22)
Payments toward notes payable	(761)	(586)	(10,778)
Change in due to/from related parties, net	(19)	(370)	378
Non-controlling interest – cash from sale of common stock of subsidiaries	2,372	2,668	8,961
Payments from joint venture partners	-	-	9,920
Stock offering costs	-	-	(13)
Cash acquired in reverse acquisition	-	-	4
Cash from the sale of common stock	-	-	5,753
Net cash provided by financing activities	2,222	1,712	14,906

Effect of exchange rate changes on cash	(78)	618	(110)

Net (decrease) increase	(1,258)	1,187	193
Cash, beginning of period	1,451	264	-
Cash, end of period	$ 193	$ 1,451	$ 193

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

 (In thousands of U.S. Dollars, except per share amount)

 (Continued)

	For the Year Ended December 31,		From inception (October 14, 1999) to December 31,
	2010	2009	2010

Supplemental Information:
Interest paid	$ 25	$ 93	$ 838
Income taxes paid	$ -	$ -	$ 10

Non-cash Investing and Financing Transactions:
Conversion of debt to common stock or payable, plus accrued interest	$ 559	$ -	$ 1,341
Share receivable for debt	$ -	$ -	$ 27
Issuance of common stock for assets	$ -	$ -	$ 304
Issuance of common stock under receivable for services share	$ -	$ -	$ 35
Purchase of or (reduction) in purchase of concession notes payable, stock and warrants plus capitalize interest	$ (3,324)	$ 4,212	$ 19,497
Beneficial conversion feature, convertible debt	$ -	$ -	$ 32
Beneficial conversion feature, convertible related party debt	$ -	$ -	$ 359
Recoverable value-added taxes incurred through additional debt and due to related party, net of mining concession modification	$ 1,470	$ 14	$ 1,408
Purchase of La Escuadra with debt	$ -	$ -	$ 1,370
Receipt of stock for Joint Venture Payments and Fee Income	$ -	$ -	$ 2,301
Acquisition of property and equipment through debt	$ 247	$ -	$ 414
Unrealized (gain)/loss in investments, available for sale	$ -	$ 8,523	$ 10,648
Accrued and capitalized interest	$ 88	$ 112	$ 369
Subsidiary common stock payable for debt – Non-controlling interest	$ 783	$ -	$ 783
Receivable reclassified to mining deposit	$ 28	$ -	$ 28

See accompanying notes to these consolidated financial statements.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

(An Exploration Stage Company)

NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

Note 1.

Basis of Presentation and Organization and Significant Accounting Policies

Basis of Presentation and Organization

Tara Gold Resources, Corp. (the “Company”) was incorporated on October 14, 1999 under the laws of the State of Nevada as Westnet Communication Group. By special resolution of the shareholders, the Company changed its name to Tara Gold Resources, Corp. on February 9, 2005.

The Company is engaged in the acquisition, exploration and development of mineral resource properties in the United States of America and Mexico. In May 2006, the Company acquired 96.9% of the common stock of Corporacion Amermin, S.A. de C.V. (“Amermin”).  In October 2007, the Company acquired the remaining 3% of the common stock of Corporacion Amermin, S.A. de C.V. for 1,500,000 shares of the Company’s common stock valued at $600,000. In May 2006, the Company established Tara Minerals Corp. (‘Tara Minerals”),which owns 99.9% of the common stock of American Metal Mining, S.A. de C.V. (“AMM”), which was established in December 2006 and operates in México. The Company, through Tara Minerals, also owns 87% of the common stock of Adit Resources Corp., which in turns owns 99.9% of American Copper Mining, S.A. de C.V. (“ACM”), which was established in December 2006 and operates in México.  Adit Resources Corp. (“Adit”) was organized in June 2009 and ACM was purchased in June 2009. As of December 31, 2010 and 2009 the Company owned 70% and 80%, respectively, of the outstanding shares of Tara Minerals.

Tara Minerals is a separate publicly traded company under the symbol TARM.

The Company currently has limited operations and, in accordance with the Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Development Stage Entities Topic, is considered an Exploration Stage Company.

The consolidated financial statements include the financial statements of the Company and its two subsidiaries. All amounts are in U.S. dollars unless otherwise indicated. All significant inter-company balances and transactions have been eliminated in consolidation.

The consolidated financial statements include the accounts of the Company, its subsidiaries and variable interest entities (“VIE”) over which control is achieved through means other than voting rights and we are considered the primary beneficiary.  The primary beneficiary of the VIE consolidates the entity if control is achieved through means other than voting rights such as certain capital structures and contractual relationships.  All significant intercompany transactions and accounts have been eliminated in consolidation.  The consolidated financial statements of the Company have been prepared on the accrual basis of accounting and are in conformity with accounting principles generally accepted in the United States of America and prevailing industry practice. At December 31, 2010 and 2009 the Company has no joint ventures or VIEs.

Amermin, AMM and ACM are Mexican corporations.  The reporting currency of the Company, Tara Minerals and Adit is the U.S. dollar. The functional currency of Amermin, AMM and ACM is the Mexican Peso. As a result, the financial statements of the subsidiaries have been re-measured from Mexican pesos into U.S. dollars using (i) current exchange rates for monetary asset and liability accounts, (ii) historical exchange rates for nonmonetary asset and liability accounts, (iii) historical exchange rates for revenues and expenses associated with nonmonetary assets and liabilities and (iv) the weighted average exchange rate of the reporting period for all other revenues and expenses. In addition, foreign currency transaction gains and losses resulting from U.S. dollar denominated transactions are eliminated. The resulting re-measurement gain or loss is recorded as other comprehensive income (loss).

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

(An Exploration Stage Company)

NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

Current and historical exchange rates are not indicative of what future exchange rates will be and should not be construed as such.

Relevant exchange rates used in the preparation of the financial statements for Amermin, AMM and ACM are as follows for the years ended December 31, 2010 and 2009 respectively (Mexican peso per one U.S. dollar).

2010
Current exchange rate at December 31, 2010	Ps. 12.3817
Weighted average exchange rate for the year ended December 31, 2010	Ps. 12.6366

2009
Current exchange rate at December 31, 2009	Ps. 13.0437
Weighted average exchange rate for the year ended December 31, 2009	Ps. 13.5146

Other comprehensive (loss) income for the years ended December 31, 2010 and December 31, 2009 are approximately ($70,000) and $214,000, respectively, and is primarily the result of foreign currency exchange differences and unrealized gains/loss on marketable securities. Inception to date other comprehensive loss is approximately $513,665.

The Company’s significant accounting policies are:

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash, Cash Equivalents and Securities

For the Statements of Cash Flows, all highly liquid investments with maturity of three months or less are considered to be cash equivalents. There were no cash equivalents as of December 31, 2010 or December 31, 2009.

Investments with stated maturities of greater than three months and traded on an active markets that are accessible at the measurement date are classified as available-for-sale marketable securities.  In accordance with the Comprehensive Income topic of the FASB ASC, we account for unrealized gain (loss) as a component of other comprehensive income. An unrealized gain of $617,772 was recorded in other comprehensive income for the year ended December 31, 2009.

Investments that are not traded on an active market, have little or no market activity or unobservable inputs are analyzed for classification as available-for-sale or held to maturity securities and are reported at cost in accordance with the Investments Topic of the FASB ASC.  Current or long term balance sheet classification is dependant on management’s intention of liquidating the related security.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

(An Exploration Stage Company)

NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

Recoverable Value-Added Taxes (IVA) and Allowance for Doubtful Accounts

Impuesto al Valor Agregado taxes (IVA) are recoverable value-added taxes charged by the Mexican government on goods sold and services rendered at a rate of 16%.  Under certain circumstances, these taxes are recoverable by filing a tax return. Amounts paid for IVA are tracked and held as receivables until the funds are remitted.

Effective January 1, 2010 the Mexican government increased Impuesto al Valor Agregado taxes (IVA) from 15% to 16% and Impuesto Sobre la Renta (ISR) from 28% to 30%. These financial statements reflect these increases.

Each period receivables are reviewed for collectability.  When a receivable is determined to not be collectable we allow for the receivable until we are either assured of collection or assured that a write off is necessary.  We have allowed $2,009,548 and $374,116 as of December 31, 2010 and 2009, respectively, in association with our receivable from IVA from our Mexico subsidiaries as we have determined that the Mexican government may not allow the complete refund of these taxes.

Property and Equipment and Mining Concessions

Mining concessions and acquisitions relating to mineral properties are deferred until the properties are brought into production, at which time they will be amortized on the unit of production method based on estimated recoverable reserves. If it is determined that the deferred costs related to a property are not recoverable over its productive life, those costs will be written down to fair value as a charge to operations in the period in which the determination is made. The amounts at which mineral properties and the related deferred costs are recorded do not necessarily reflect present or future values.  Exploration and development costs are expensed as incurred until properties are brought into production.

The recoverability of the book value of each property is assessed annually for indicators of impairment such as adverse changes to any of the following:

• estimated recoverable ounces of copper, lead, zinc, silver or other precious minerals

• estimated future commodity prices

• estimated expected future operating costs, capital expenditures and reclamation expenditures

A write-down to fair value is recorded when the expected future cash flow is less than the net book value of the property or when events or changes in the property indicate that carrying amounts are not recoverable. This analysis is completed as needed, and at least annually. As of the date of this filing no events have occurred that would require the write-down of any assets. In addition, the carrying amounts of the group’s assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If such indication of impairment exists, the asset’s recoverable amount will be reduced to its estimated fair value. As of December 31, 2010 and 2009, respectively, no indications of impairment existed.

Certain mining plant and equipment included in mine development and infrastructure is depreciated on a straight-line basis over their estimated useful lives from 3 – 10 years. Other non-mining assets are recorded at cost and depreciated on a straight-line basis over their estimated useful lives from 3 – 10 years.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

(An Exploration Stage Company)

NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

Reclassifications

Certain reclassifications, which have no effect on net (loss) income, have been made in the prior period financial statements to conform to the current presentation.

Revenue recognition

Revenue from the sale of concentrate and industrial metals will be recognized when ownership passes to the purchaser at which time the following conditions are met:

i)

persuasive evidence that an agreement exists;

ii)

the risks and rewards of ownership pass to the purchaser including delivery of the product;

iii)

the selling price is fixed and determinable; or,

iv)

collectivity is reasonably assured.

Reclamation and remediation costs (asset retirement obligations)

Reclamation costs are allocated to expense over the life of the related assets and are periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the reclamation and abandonment costs.

Future remediation costs for reprocessing plant and buildings are accrued based on management’s best estimate at the end of each period of the undiscounted costs expected to be incurred at a site. Such cost estimates include, where applicable, ongoing remediation, maintenance and monitoring costs. Changes in estimates are reflected in earnings in the period an estimate is revised. There were no reclamation and remediation costs accrued as of December 31, 2010 or December 31, 2009.

Exploration expenses

Exploration costs not directly associated with proven reserves on our mining concessions are charged to operations as incurred.

Purchase of Technical Data

Technical data, including engineering reports, maps, assessment reports, exploration samples certificates, surveys, environmental studies and other miscellaneous information, may be purchased for our mining concessions.  When purchased for concessions without proven reserves the cost is considered research and development pertaining to a developing mine and in accordance with the Research and Development (R&D) Topic of the FASB ASC is expensed when incurred.

Income taxes

Income taxes are provided for using the liability method of accounting in accordance with the Income Taxes Topic FASB ASC. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The computation of limitations relating to the amount of such tax assets, and the determination of appropriate valuation

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

(An Exploration Stage Company)

NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

allowances relating to the realization of such assets, are inherently complex and require the exercise of judgment. As additional information becomes available, we continually assess the carrying value of our net deferred tax assets.

Stock Based Compensation

Stock based compensation is accounted for using the Equity-Based Payments to Non-Employee’s Topic of the FASB ASC, which establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. We determine the value of stock issued at the date of grant. We also determine at the date of grant the value of stock at fair market value or the value of services rendered (based on contract or otherwise) whichever is more readily determinable.

Shares issued to employees are expensed upon issuance.

Stock based compensation for employees is accounted for using the Stock Based Compensation Topic of the FASB ASC.  We use the fair value method for equity instruments granted to employees and will use the Black-Scholes model for measuring the fair value of options, if issued. The stock based fair value compensation is determined as of the date of the grant or the date at which the performance of the services is completed (measurement date) and is recognized over the vesting periods.

Net Loss per Common Share

Earnings per share is calculated in accordance with the Earnings per Share Topic of the FASB ASC. The weighted-average number of common shares outstanding during each period is used to compute basic earnings (loss) per share. Diluted earnings per share is computed using the weighted average number of shares plus dilutive potential common shares outstanding. Potentially dilutive common shares consist of employee stock options, warrants, and other convertible securities, and are excluded from the diluted earnings per share computation in periods where the Company has incurred net loss. During the years ended December 31, 2010 and 2009, respectively, the Company incurred a net loss, resulting in no potentially dilutive common shares.

Fair Value Accounting

As required by the Fair Value Measurements and Disclosures Topic of the FASB ASC, fair value is measured based on a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The three levels of the fair value hierarchy are described below:

 Level 1

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2

Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

(An Exploration Stage Company)

NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

Level 3

Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

Recently adopted and recently issued accounting guidance

Adopted

In June 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance for "Accounting for Transfers of Financial Assets," which eliminates the concept of a "qualifying special-purpose entity," changes the requirements for derecognizing financial assets, and requires additional disclosures in order to enhance information reported to users of financial statements by providing greater transparency about transfers of financial assets, including securitization transactions, and an entity's continuing involvement in and exposure to the risks related to transferred financial assets. This guidance is effective for fiscal years beginning after November 15, 2009. The Company adopted this guidance for the period ended March 31, 2010. It does not have a material impact on the consolidated financial statements.

In June 2009, the FASB issued authoritative guidance amending existing guidance. The amendments include: (1) the elimination of the exemption for qualifying special purpose entities, (2) a new approach for determining who should consolidate a variable-interest entity, and (3) changes to when it is necessary to reassess who should consolidate a variable-interest entity. This guidance is effective for the first annual reporting period beginning after November 15, 2009 and for interim periods within that first annual reporting period. The Company adopted this guidance for the period ended March 31, 2010. It does not have a material impact on the consolidated financial statements.

In January 2010, the FASB issued guidance to amend the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires new disclosures on the transfers of assets and liabilities between Level 1 (quoted prices in active market for identical assets or liabilities) and Level 2 (significant other observable inputs) of the fair value measurement hierarchy, including the reasons and the timing of the transfers. The guidance became effective for the Company beginning January 1, 2010. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

In February 2010, the FASB issued amended guidance on subsequent events to alleviate potential conflicts between FASB guidance and SEC requirements. Under this amended guidance, SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and we adopted these new requirements for the period ended March 31, 2010. The adoption of this guidance did not have a material impact on our financial statements.

Issued

In October 2009, the FASB issued changes to revenue recognition for multiple-deliverable arrangements. These changes require separation of consideration received in such arrangements by establishing a selling price hierarchy (not the same as fair value) for determining the selling price of a deliverable, which will be based on available information in the following order: vendor-specific objective evidence, third-party evidence, or estimated selling price; eliminate the residual method of allocation and require that the consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method, which allocates any discount in the arrangement to each deliverable on the basis of each

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

(An Exploration Stage Company)

NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

deliverable's selling price; require that a vendor determine its best estimate of selling price in a manner that is consistent with that used to determine the price to sell the deliverable on a standalone basis; and expand the disclosures related to multiple-deliverable revenue arrangements. These changes become effective on January 1, 2011. The Company has determined that the adoption of these changes will not have an impact on the consolidated financial statements, as the Company does not currently have any such arrangements with its customers.

In January 2010, the FASB issued guidance to amend the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires a roll forward of activities on purchases, sales, issuance, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). The guidance will become effective for the Company with the reporting period beginning July 1, 2011. The adoption of this guidance will not have a material impact on the Company's consolidated financial statements.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA, and the SEC did not, or are not believed by management to, have a material impact on the Company's present or future consolidated financial statements.

Note 2.

Property, plant, equipment, mine development and land

	December 30, 2010	December 31, 2009

Land	$ 19,590	$ 19,590

La Currita (2)	1,253,439	1,253,439
Las Minitas	2,351,027	2,292,428
Pilar (1)	728,313	728,313
Don Roman (1)	521,739	521,739
Las Nuvias (1)	100,000	100,000
Picacho and Picacho Fractions	1,456,718	4,771,050
Centenario (1)	1,946,545	1,905,472
Las Brisas (2)	3,134	3,134
Mezquite and Mariana	168,480	166,599
Auriferos (2)	100,000	100,000
Pirita	246,455	245,270
	8,875,850	12,087,444
Property, plant and equipment	3,823,812	1,144,834
Construction in progress	-	2,163,485
Less – accumulated depreciation	(361,086)	(111,280)
	$ 12,358,166	$ 15,304,073

(1)

Collectively, the Don Roman Groupings.

(2)

Tara Gold maintains ownership of these properties without change to valuation or other terms.

Depreciation expense for the years ended December 31, 2010 and 2009 was $249,805 and $40,385 respectively.

a.

In March 2006, the Company acquired the rights to 23 concessions, known as “Las Minitas”.  The effective purchase price of the properties is $2,663,913.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

(An Exploration Stage Company)

NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

As of December 31, 2010, the resulting debt payment schedule, including applicable value added tax, is as follow:

2011	$ 22,500
2012	1,953,624
$ 1,976,124

In accordance with the Interest Expense topic of FASB ASC, the future payments of the total payment amount of $2,150,000 has been discounted using the incremental borrowing rate of 3.56%. As of December 31, 2010, the present value of future payments on the Las Minitas contract is as follows:

	Debt	IVA	Total
Future payments	$ 1,750,000	$ 302,500	$ 2,052,500
Imputed interest	(76,376)	-	(76,376)
Present value of debt	1,673,624	302,500	1,976,124
Less: current portion	-	(22,500)	(22,500)
	$ 1,673,624	$ 280,000	$ 1,953,624

In addition to the $2,150,000 above, the Company capitalized $173,913 in payments made toward the original agreement.  Pursuant to the agreement signed in April 2007 this payment could not be applicable to the purchase price.  Accordingly, the effective purchase price of the properties is $2,646,413.

No payments were made after February 2008 and as of April 15, 2011, the Company was actively working with the note holder which may include the termination of this agreement and return of the property.

b.

In January 2007, the Company acquired the rights to the six concessions, known as “Picacho”. Due to economic circumstances relating to the current recession, the Company failed to make a payment due in November 2008 and the concession was returned to the third party note holder on June 16, 2009.

In July 2009 Tara Minerals agreed to acquire the Picacho claims from a third party, which then included the Dos Amigos and Unification Rey de Oro concessions, for $4,800,000, plus value-added tax of $720,000.  Tara Minerals paid $575,000 of the purchase price in June 2009.  The $575,000 paid in June 2009 was borrowed from the Company by Tara Minerals.

In July 2009 Tara Minerals transferred the Picacho prospect to Adit.  In connection with the transfer of the prospect, Adit issued Tara Gold a promissory note in the principal amount of $650,000 to compensate Tara Gold for its down payment toward the purchase price of the property and to reimburse Tara Gold for other amounts advanced on behalf of Adit.  The note is unsecured, bears interest at 3.25% per year, and is due and payable on June 30, 2011.  Adit has since repaid $600,000 towards this note.

In March 2010, Adit and the note holder agreed to reduce the purchase of the Picacho concession to $1,250,000. Under the revised agreement, Adit paid the vendor $500,000 in cash (plus applicable taxes) as final consideration for the mining concession. These changes resulted in the following: 1) decrease debt by $3,324,485; and 2) decrease recoverable value-added taxes by $527,500. At March 31, 2010 the amended purchase price was paid in full.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

(An Exploration Stage Company)

NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

In March 2010, Adit purchased technical data pertaining to the Picacho Prospect from the prospect’s former owner in consideration for the issuance to the former owner of 437,500 shares of the Company’s common stock and 320,000 shares of Adit’s common stock. The technical data includes engineering reports, maps, assessment reports, exploration samples certificates, surveys, environmental studies and other miscellaneous information pertaining to the Picacho Prospect. As of March 31, 2010 the Picacho Prospect did not have any proven reserves.  As such, the information purchased was considered research and development pertaining to a developing mine and in accordance with the ASC Research and Development (R&D) Topic - R&D is expensed when incurred. The parties agreed that the value of the stock for the technical data was $2.25 per share for Adit stock and $4.00 per share for the Company’s common stock.  The Company has accounted for the shares at their fair market value as follows:  320,000 shares of Adit’s common stock were valued at $0.75 per share, and 437,500 shares of the Company’s common stock were valued at $2.25.  All fair market values were determined based on contemporaneous stock issuances for cash or if the stock was quoted on an exchange, it’s closing stock price. All stock was issued April 2010.

c.

In November 2008, AMM executed an agreement to acquire eight mining concessions known as “Centenario” from an independent third party. The properties approximate 5,400 hectares and were purchased for a total of $1,894,050, including $247,050 in value added taxes.

In June 2009, AMM and the note holder modified the agreement to 1) revalue the entire Centenario concession to $2,000,000, 2) apply $127,000 toward the purchase price which we had already paid and recorded as a mining deposit, and 3) apply $197,956 toward the updated value of the concession which was originally paid by another subsidiary of Tara Gold Resources Corp.  These changes resulted in the following 1) additional debt of $28,044 plus related value added tax for these concessions, 2) the reduction of our mining deposit of $127,000, 3) the expense of $6,000 that AMM also paid but which was not included in the revaluation of the concession and 4) and increase in our due to related party of $197,956 plus related value added tax.  Our effective amount financed in relation to this concession $1,675,044 plus $251,257 of value added tax.

As of December 31, 2010, the resulting debt payment schedule, including applicable value added tax, is as follow:

2011	$ 548,091
2012	981,192
$ 1,529,283

In accordance with the Interest Expense topic of FASB ASC, the future payments of the total payment amount of $1,675,044 has been discounted using the incremental borrowing rate of 2.97%. As of December 31, 2010, the present value of future payments on the Centenario contract is as follows:

	Debt	IVA	Total
Future payments	$ 1,364,429	$ 218,309	$ 1,582,738
Imputed interest	(53,455)	-	(53,455)
Present value of debt	1,310,974	218,309	1,529,283
Less: current portion	(468,091)	(80,000)	(548,091)
	$ 842,883	$ 138,309	$ 981,192

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

(An Exploration Stage Company)

NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

d.

In March 2008, Pershimco Resources transferred the mineral claims and obligations linked to Mariana and Mezquite prospect to Tara Gold. The obligations linked to Mariana and Mezquite are the remaining debt payments of $190,000, which includes value added taxes of $25,907 owed to a third party.

The remaining debt payment schedule, including applicable value added tax, is as follow:

2011	$ 147,030

In accordance with the Interest Expense topic of FASB, the future payments of the total payment amount of $190,000 has been discounted using the incremental borrowing rate of 2.97%. As of December 31, 2010, the present value of future payments on the Mariana and Mezquite contract is as follows:

	Debt	IVA	Total
Future payments	$ 129,310	$ 20,690	$ 150,000
Imputed interest	(2,970)	-	(2,970)
Present value of debt	126,340	20,690	147,030
Less: current portion	(126,340)	(20,690)	(147,030)
	$ -	$ -	$ -

As of April 15, 2011 the Company was actively working with the note holder which may include the termination of this agreement and return of the property.

e.

In June 2009 AMM executed an agreement to acquire three mining concessions known as “Pirita” from an independent third party. The properties approximate 6,700 hectares and were purchased for a total of $50,000 cash, $230,000 financed, including $30,000 in value added taxes.

The resulting debt payment schedule, including applicable value added tax, is as follow:

2011	$170,455

In accordance with the Interest Expense topic of FASB ASC, the future payments of the total payment amount of $200,000 has been discounted using the incremental borrowing rate of 2.76%. As of December 31, 2010, the present value of future payments on the Pirita contract is as follows:

	Debt	IVA	Total
Future payments	$ 150,000	$ 24,000	$ 174,000
Imputed interest	(3,545)	-	(3,545)
Present value of debt	$ 146,455	$ 24,000	$ 170,455

Other Fixed Assets

For the twelve months ended December 31, 2010, Tara Gold and it subsidiaries purchased equipment and other fixed assets in the normal course of business. During the 6 months ended June 30, 2010, Tara Gold finished the construction of the plant at the Don Roman mine.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

(An Exploration Stage Company)

NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

Note 3.

Mining Deposits

a.

On January 30, 2006, the Company acquired the rights to one concession, known as “La Estrella”. The sales price of the property is $400,000.

The Company has paid approximately $24,000 toward the purchase price but the seller of the property has not complied with their obligations under the purchase agreement and the Company has fully allowed for this amount as of December 31, 2010 and 2009, respectively.  The Company is reviewing the situation with its legal advisors in Mexico.

b.

In February 2006, the Company acquired the rights to one concession, known as “La Virginia”.  The sales price of the property is $600,000.

The Company has paid approximately $5,500 toward the purchase price but the seller of the property has not complied with their obligations under the purchase agreement and the Company has fully allowed for this amount as of December 31, 2010 and 2009, respectively.  The Company is reviewing the situation with its legal advisors in Mexico.

c.

As of December 31, 2009, the Company paid a deposit of $25,000 toward the involvement in the “El Tigre” mining project in Sinaloa, Mexico. As of December 2010, the Company reclassified $28,368 given to a third party as mining deposits because they are in fact mining deposits for future acquisitions.

Note 4.

Income Taxes

As of December 31, 2010, Tara Gold, Tara Minerals and Adit all file separate income tax returns from the Tara Gold consolidated return.

For the year ended December 31, 2009 Tara Minerals and American Metal Mining (“AMM”) were part of the consolidated Tara Gold return and as such, all related deferred tax assets or liabilities were calculated on the consolidated tax return and pushed down to the underlying subsidiaries as needed.  No tax benefit for the year ending December 31, 2009 was reported in connection with the net operating loss carry forwards that related to Tara Minerals and its subsidiary AMM.  The total tax benefit recognized at the Tara Gold consolidated level as of December 31, 2009 was $1,822,300 which was fully used as of December 31, 2010.

Effective for the year ending December 31, 2010, Tara Minerals will begin filing income tax returns in the United States and continue to file Mexican federal jurisdictions.  The U.S. returns for 2010 will be filed after the filing of these financial statements; the Mexico 2010 tax return has been filed.  No tax returns for Tara Minerals or AMM are currently under examination by any tax authorities.

As of December 31, 2010, open tax years for Tara Gold are 2008 – 2010, with the U.S. federal return to be filed after the filing of these financial statements.  No returns during this time are currently under examination by any U.S. tax authority.  Tara Gold’s Mexico based subsidiary, Amermin, has filed its 2010 tax return.  Amermin’s 2007 tax return has been audited by the Mexican government, with their corresponding report dated December 21, 2010.  Upon receipt of this report Amermin’s Mexico tax experts vigorously appealed the report.  An appeal to the report was filed March 10, 2011.  Even though the amounts of final tax liability are uncertain the Company has accrued income tax payable related to this of $640,000, which consisted of approximately $349,000 in tax and $291,000 in penalties and interest.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

(An Exploration Stage Company)

NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

Adit and its subsidiary American Copper Mining (“ACM”) did not have a deferred tax asset or liability for the year ended December 31, 2009 due to the use of valuation allowances to reduce the benefits of a net operating loss to zero.

Adit files income tax returns in the United States and Mexican federal jurisdictions.  The U.S. returns for 2010 will be filed after the filing of these financial statements; the Mexico 2010 tax return has been filed.  Upon tax return filing, the U.S. federal returns are considered open tax years, with 2009 an open tax year.  The returns for 2010 will be filed after the filing of these financial statements.  No tax returns for Adit or ACM are currently under examination by any tax authorities.

The provision for federal and state income taxes for the year ended December 31, 2010 includes elements of Adit and ACM as one filing entity; and Tara Minerals and AMM as a separate filing entity.

The December 31, 2010 and since inception income tax benefit is as follows:

	Adit and ACM	Tara Minerals and AMM	Tara Gold and Amermin	Total
Current – U.S. Federal	$ -	$ -	$ -	$ -
Current – Mexico	-	-	-	-
Deferred – U.S. Federal	(719,319)	(5,142645)	(524,011)	(6,385,975)
Deferred – Mexico	(129,164)	(926,839)	(2,638,389)	(3,694,392)
Increase in valuation allowance	488,823	3,498,162	3,162,400	7,149,385
Income tax expense (benefit)	$ (359,660)	$ (2,571,322)	$ -	$ (2,930,982)

We believe that the deferred tax asset above is realizable, net of the valuation allowance disclosed, due to Adit’s letter of intent with Yamana that grants Yamana an option to acquire up to a 70% interest in Adit’s Picacho gold/silver project.  Additionally, interest from various parties has also been expressed towards El Oro (a concession within the Don Roman Groupings), Tara Gold iron ore, gold, copper prospect. Based on this interest, Tara Gold has been investigating the economic merits surrounding the iron ore market, has found favorable results, and is now working on a number of development strategies relating to iron ore.

A valuation allowance is recorded when it is more likely than not that the deferred tax assets will be realized. The future use of deferred tax assets is dependent on the future taxable profits which arise from taxable temporary timing differences such as:

•

Differences in expensed stock based compensation and stock for investor relation services and corporate officers.

•

The capitalization of foreign mining exploration expenses for federal income tax purposes.

•

Differences in calculating Joint Venture profits (losses).

•

Differences in calculating gain on the dilution of joint ventures.

•

Differences resulting from installment sales.

•

A carry forward of a net operating loss.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

(An Exploration Stage Company)

NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

At December 31, 2010 total deferred tax assets and deferred tax liabilities are as follows:

	Adit and ACM	Tara Minerals and AMM	Tara Gold and Amermin	Total
Deferred tax asset – current	$ -	$ -	$ -	$ -
Deferred tax asset – non current	848,482	6,069,484	524,011	7,441,977
Total deferred tax asset	848,482	6,069,484	524,011	7,441,977

Deferred tax liability - current	-	-	-	-
Deferred tax liability – non current	-	-	-	-
Total deferred tax liability	-	-	-	-

Valuation allowance	(488,823)	(3,498,162)	(524,011)	(4,510,996)
Net deferred tax asset (liability)	$ 359,659	$ 2,571,322	$ -	$ 2,930,982

The 2009 total deferred tax asset was $1,747,700 inclusive of a valuation allowance of $2,923,600.  The amount was fully utilitized in 2010 as a result of the Tara Gold United States IRS audit.  The presentation between 2009 and 2010 above is different due to the changes in ownership between parent and subsidiary and the ability to file consolidated tax returns with the entities in each year.

Net operating losses expire as follows:

	Adit and ACM	Tara Minerals and AMM	Tara Gold and Amermin	Total
December 31, 2020	$ 57,440	$ -	$ 1,307,173	$ 1,364,613
December 31, 2021	78,507	12,913,910	190,000	13,182,417
Total net operating loss	$ 135,947	$ 12,913,910	$ 1,497,173	$ 14,547,030

Per Internal Revenue Code Section 382, in the event of a change of ownership, the availability of Adit and the Company’s net operating losses carry forwards may be subject to an annual limitation against taxable income in future periods, which could substantially limit the eventual utilization of this net operating loss carry forwards.  This limitation may not apply pursuant to an ownership change as described in Section 1262 of P.L. 111-5.

Net operating losses generated in Mexico may only be used to offset income generated in Mexico.  ACM has a net operating loss in Mexico of $430,546 with an estimated tax benefit of $129,164 and AMM has a net operating loss in Mexico if $3,089,464 with an estimated tax benefit of $926,839.  Per the Income Tax topic of the FASB ASC, when it is more likely than not that a tax asset cannot be realized through future income the Company must allow for this future tax benefit.  We have fully allowed for the entire deferred tax asset relating to our Mexican subsidiaries at December 31, 2010.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

(An Exploration Stage Company)

NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

Reconciliation of the differences between the statuary tax rate and the effective income tax rate is as follows:

	Adit and ACM	Tara Minerals and AMM	Tara Gold and Amermin

Statutory U.S. Federal tax rate	35%	35%	35%
Statutory Mexico tax (benefit) rate	30%	30%	30%
Valuation allowance U.S. Tax (benefit)	-	-	-
Valuation allowance Mexico Tax (benefit)	(30%)	(30%)	(30%)
Effective income tax rate	35%	35%	35%

Note 5.

Related Party Transactions

Due to related parties, net of due from related parties and related allowance for doubtful accounts was $259,407 as of December 31, 2010. Due from related parties consists of $992,664 and allowance for doubtful accounts was $956,716 as of December 31, 2010. Due to related parties, net of due from was $354,247 as of December 31, 2009.

Tara Minerals is a subsidiary of Tara Gold Resources Corp. In January 2007, another subsidiary of Tara Gold Resources Corp., Corporacion Amermin, S.A. de C.V. (“Amermin”), made the arrangements to purchase the Pilar, Don Roman and Las Nuvias properties listed in Note 2 (part of the Don Roman Groupings). These properties were sold to the Tara Minerals as of January 2007. AMM makes payments to Amermin and Amermin made payments related to the original purchase agreements.  At December 31, 2009, Amermin has paid the original note holder in full but AMM has not paid Amermin. At December 31, 2010, due to related parties, included (which is eliminated during the consolidation of these financial statements):

- Pilar mining concession:  $535,659 (inclusive of valued added tax)

As of December 31, 2010 the Company had loaned Tara Minerals $1,804,760 and it is due on demand. This is an intercompany transaction that was eliminated during the consolidation of the Company’s financials.

In July 2009, Adit issued Tara Minerals a promissory note in the principal amount of $650,000 to compensate Tara Minerals for its down payment toward the purchase price of Picacho mentioned in Note 2 (f) above, and to reimburse Tara Minerals for other amounts advanced on behalf of Adit.  The note is unsecured, bears interest at prime rate plus 3.25% per year, and is due and payable on June 30, 2011.  Adit has since repaid $600,000 towards this note.  In March 2010, Adit acquired technical data pertaining to Picacho.  Adit paid for the Company’s shares used in the acquisition by means of a note in the principal amount of $1,750,000.  The note bears interest at 6% per year and is due and payable on March 31, 2012. At any time after July 1, 2010 the Company may convert the outstanding principal, plus accrued interest, into shares of Adit’s common stock.  The Company will receive one share of Adit’s common stock for each $0.75 (as amended December 31, 2010) of principal and interest converted. Both notes are intercompany transactions that eliminate during the consolidation of these financial statements.

During the year ended December 31, 2010 an officer of the Company loaned the Company $50,000. The note bears interest at 10% per year, and was due and payable on December 15, 2010. As further consideration for extending credit to the Company, the officer received a warrant that entitles him to

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

(An Exploration Stage Company)

NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

purchase 50,000 shares of the Company’s restricted common stock at a price of $1.20 per share. In December 2010, the Company extended the note holder the ability to convert the note, plus interest, into shares of the Company at $0.50 per share.  Upon conversion any outstanding warrants would be expire.  The officer elected to convert the note and related interest as of December 31, 2010.  Based on the fair value of the shares at December 31, 2010 the Company incurred a loss on debt extinguishment of $74,006.  The related shares were issued in 2011.

On July 28, 2010 Adit borrowed $100,000 from an officer of Adit. The note bears interest at prime rate plus 3.25% per year, with interest payable quarter and due on December 31, 2010. The note was extended on January 1, 2011 to June 30, 2011 with the same terms.

In June 2009, Tara Minerals borrowed $1,695,000 from Tara Gold.  The loan bore interest at the prime rate plus 3.25%.  On December 31, 2009 Tara Gold converted the amounts loaned to Tara Minerals, plus accrued interest of $55,088, into 8,750,440 shares of Tara Minerals’ common stock.

Note 6.

Note Payable

The following table represents the outstanding balance of notes payable.

	December 30, 2010	December 31, 2009

Mining concessions	$ 3,404,582	$ 7,274,400
Notes payable	-	-
Notes payable, related party	-	-
Auto loans	119,766	-
Equipment	72,848	-
	3,597,196	7,274,400
Less – current portion	(993,531)	(1,106,052)
Total long term notes payable	$ 2,603,665	$ 6,168,348

See Note 2 above for notes payable relating to mining concessions.

During the year ended December 31, 2010 various non-related parties loaned the Company a total of $480,000. The notes bear interest at 10% per year, and are due and payable six months after the promissory note date. The Company elected to extend the maturity of the notes by six months. The interest increased to 12% from and after December 15, 2010. As further consideration for extending credit to the Company, each note holder received a warrant that entitles them to purchase 480,000 shares of the Company’s restricted common stock at a price of $1.20 per share. In December 2010, the Company extended the notes to offer the note holders the ability to convert the note, plus interest, into shares of the Company at $0.50 per share.  Upon conversion any outstanding warrants would expire.  All note holders elected to convert their notes and related interest as of December 31, 2010.  Based on the fair value of the shares at December 31, 2010 the Company incurred a loss on debt extinguishment of $709,084.  The related shares were issued in 2011.

On July 28, 2010 Adit borrowed $100,000 from an officer of Adit. The note bears interest at prime rate plus 3.25% per year, with interest payable quarter and due on December 31, 2010. The note was extended on January 1, 2011 to June 30, 2011 with the same terms.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

(An Exploration Stage Company)

NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

During the year ended December 31, 2010, AMM financed the purchase of three Ford F-150's, one Ford F-250, one Ford-350 and one Courier Pick-Ups to be used in operations for $128,750. The loan is for 48 months. As of December 31, 2010 the outstanding balance of the loan was $119,766.

On July 21, 2010, AMM financed the purchase of mining equipment for $98,500 plus IVA of $15,760 to be used in operations. As of December 31, 2010 the outstanding balance of the note is $72,848 including IVA.

Note 7.

Stockholder’s Equity

During the year ended December 31, 2000, 4,000,000 shares were issued to founders for cash.

During the year ended December 31, 2001, the Company had the following stock transactions:

•

issued 1,500,000 shares of common stock for 100% of the common stock of  Merchantpark.com, Inc.;

•

Issued 2,491,583 shares of common stock for cash, the Company incurred $12,600 in stock offering cost for these issuances;

•

issued 4,645,261 shares of common stock for services;

•

issued 2,000,000 common shares in exchange of 100% of Caged Iron Technologies;

•

459,000 common shares were issued for debt; and

•

issued 3,064,556 common shares for assets.

As of December 31, 2001 the Company had 18, 160,400 shares of common stock issued and outstanding.

During the year ended December 31, 2002, the Company had the following stock transactions:

•

issued 6,000,000 common shares for cash;

•

issued 2,336,500 for services rendered; and

•

issued 5,844,976 common shares to settle company debts and obligations.

As of December 31, 2002 the Company had 32,341,876 shares of common stock issued and outstanding.

During the year ended December 31, 2003, the Company had the following stock transactions:

•

issued 3,754,848 shares of common stock for cash; and

•

issued 9,019,445 common shares to settle company debts and obligations.

As of December 31, 2003 the Company had 45,116,169 shares of common stock issued and outstanding.

During the year ended December 31, 2004, the Company had the following stock transactions:

•

issued 2,807,000 shares of common stock for cash;

•

issued 3,010,000 for services rendered;

•

recorded $148,000 in stock subscriptions for employee compensation expense; and

•

cancelled 1,200,000 shares upon direction of the shareholder.

As of December 31, 2004 the Company had 49,733,169 shares of common stock issued and outstanding.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

(An Exploration Stage Company)

NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

During the year ended December 31, 2005, the Company had the following stock transactions:

•

issued 13,506,001 shares of common stock for cash;

•

issued 6,472,984 for services rendered;

•

released $113,500 of stock subscription from the prior year;

•

issued 200,000 shares of common stock as finder’s fees for the La Currita property;

•

issued 300,000 warrants as finder’s fees for the La Currita property, for which $3,727 was charged to additional paid-in capital.  These warrants have a life of 1 year with an exercise price of $0.03; and

•

issued convertible debt which resulted in a beneficial conversion of $206,500 which was charged to additional paid-in capital.

As of December 31, 2005 the Company had 69,912,154 shares of common stock issued and outstanding.

During the year ended December 31, 2006, the Company had the following stock transactions:

•

issued 7,440,433 shares of common stock for cash;

•

issued 2,251,250 shares for services rendered;

•

released 634,615 shares or $42,000 of stock subscription from the prior and current year; and

•

issued 3,700,000 shares common stock for $191,000 of debt and interest.

As of December 31, 2006, the Company had 83,938,452 shares of common stock issued and outstanding.

During the year ended December 31, 2007, the Company had the following stock transactions in 2007:

•

issued 6,660,833 shares of common stock for $3,139,500 cash;

•

issued 600,000 shares for services rendered worth $608,000;

•

issued 2,316,667 shares of common stock for $69,500 of debt; and,

•

issued 1,500,000 shares valued at $600,000 for the remaining 3% of Corporacion Amermin, S.A. de C.V., Note 9.

As of December 31, 2007, the Company had 95,015,952 shares of common stock issued and outstanding.

During the year ended December 31, 2008, the Company had the following stock transactions:

•

issued 5,654,167 shares of common stock for $190,000 of debt;

•

issued 175,000 shares for services rendered worth $67,004;

•

issued 300,000 shares of common stock for stock bonuses worth $126,000; and,

•

issued 850,000 shares of common stock for settlement expenses $315,000 and payment of note payable $27,200.

As of December 31, 2008, the Company had 101,995,119 shares of common stock issued and outstanding.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

(An Exploration Stage Company)

NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

During the year ended December 31, 2009, the Company had the following stock transactions:

•

issued 800,000 shares for services rendered worth $1,041,000

As of December 31, 2009, the Company had 102,795,119 shares of common stock issued and outstanding.

During the year ended December 31, 2010, the Company did not have any stock transactions.

As of December 31, 2010, the Company had 102,795,119 shares of common stock issued and outstanding.

Note 8.

Non-controlling interest

As of December 31, 2009 Tara Minerals received $2,998,500 from the sale of 7,371,000 shares of its’ common stock under two different private placements to independent third parties, issued 1,200,000 shares for equipment  valued at $600,000 and sold $1,375,501 for 2,325,834 shares of common stock with warrants attached.  In May 2009, Tara Gold (“TG”) exchanged 2,147,750 TM’s shares for (the fair market value was $0.54 per share or $1,159,785 on May 29, 2009) for 1,500,000 Paramount Gold and Silver Corp. (“Paramount”) shares for $0.72 per share or $1,080,000.   At December 31, 2009 these shares represented 19.9% of the total common shares outstanding or subscribed for.

In October 2009, the Company’s subsidiary, Adit initiated a private placement of Adit’s common stock for $0.75 per share up to $1,500,000.  As of December 31, 2009 Adit had received $1,499,451 from the sale of 1,999,268 shares of Adit common stock in this private placement.

During the year ended December 31, 2010 Tara Minerals issued the following to third parties resulting in an increase in non-controlling interest of the Company:

•

3,440,657 shares for cash valued at $2,111,543;

•

2,222,039 shares issued for services valued at $4,397,209;

•

100,000 shares for officer bonuses valued at $157,000; and,

•

437,500 shares valued at $984,375 for exploration expenses, Technical Data relating to Picacho.

Tara Minerals stock payable at December 31, 2010 was $1,129,696 for 1,118,700 shares, net of stock receivable of $112,744.

During the year ended December 31, 2010 Adit issued the following to third parties resulting in an increase in non-controlling interest of the Company:

•

347,309 shares for cash $260,482;

•

111,182 shares which where subscribed in a prior period; and,

•

320,000 shares valued at $240,000 for exploration expenses, Technical Data relating to Picacho.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

(An Exploration Stage Company)

NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

Adit’s stock payable at December 31, 2010 was $488,500 for 650,000 shares.

	Non-controlling interest at December 31, 2010	Non-controlling interest at December 31, 2009
Tara Minerals:
January 2007 private placement	$ 2,540,500	$ 2,540,500
Equipment	600,000	600,000
Shares issued with warrants and exercised warrants	2,306,181	1,375,500
Shares issued for services and bonuses	3,898,625	353,976
March 2009 private placement	458,000	458,000
March 2010 private placement	1,393,606	-
Shares acquired by the Company from a third party	(1,073,875)	(1,073,875)
Cumulative statement of operations pickup through December 31, 2009	(1,189,195)	(1,189,195)
Statement of operations pickup 2010	(5, 269,250)	-
Exploration expenses paid	984,375	-
Warrants and options to third parties (see footnote 9)	7,782,667	-
Share subscriptions, net	1,129,696	-
Adit:
July 2009 private placement	1,499,500	1,239,018
Finder’s fees	95,215	11,879
Share subscriptions	-	357,272
Statement of operations pickup 2010	(400,368)	-
Exploration expenses paid with stock	240,000	-
Stock bonuses and options to officers (see footnote 9)	622,475	-
ACM:
Non-controlling interest	4	-
Total non-controlling interest	$ 15,618,160	$ 4,673,075

Note 9.

Options and Warrants

On February 1, 2007, the Company adopted the following stock option plans:

•

Incentive Stock Option Plan

•

Nonqualified Stock Option Plan

•

Stock Bonus Plan

In July 2008, the Company filed a registration statement on Form S-8 to register the shares issuable upon the exercise of Incentive Stock and Nonqualified Stock Option as well as any shares that may be issued pursuant to the Stock Bonus Plan.

In February 2007, the Company granted two of its officers options under its Nonqualified Stock Option Plan for the purchase of 1,000,000 shares of common stock. The options have an exercise price of $0.05 and were originally scheduled to expire on February 1, 2010.  In January 2010, the expiration date of these options was extended to February 2012.  In the first quarter of 2010, the Company recognized an additional $889,031 in stock compensation associated with the extension of the expiration date.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

(An Exploration Stage Company)

NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

In January 2010, the Company granted two of its officer’s options under its Incentive Stock Option Plan for the purchase of 750,000 shares of common stock. The options are exercisable at a price of $1.57 per share and vest at various dates until January 2017. The options expire at various dates beginning January 2015.  Vested options were valued at $182,735.

In January 2010, the Company granted options to three of the Company’s officers under its Nonqualified Stock Option Plan. The options allow for the purchase of 1,250,000 shares of common stock at an exercise price of $0.05 per share.  These options vested immediately, expire in January 2015 and were valued at $2,334,201.

In 2010, the Company granted options for the purchase of 1,000,000 shares of common stock to an unrelated third party for investor relations services. The options have an exercise price of $2.15 a share and vested during 2010. For financial reporting purposes, the options were valued at $2,684,028. During the second quarter of 2010, the number of options granted was reduced to 500,000 with no incremental compensation cost.

In September 2010, the Company granted options for 200,000 shares of common stock to an unrelated third party for investor relations services. The options have an exercise price of $1.00 per share, vest between September 2010 and March 2011 and expire two years from the date of vesting. For financial reporting purposes, the options were valued at $145,412.

Warrants issued in relation to investor relations agreements vest at various rates that began the second quarter of 2010.

During 2010, the Company issued warrants in relation to debt, these warrants were cancelled when the note holders elected to convert the debt to shares (see Notes 5 and 6).

On October 28, 2009, Adit, the Company’s subsidiary, adopted the following stock option plans:

•

Incentive Stock Option Plan

•

Nonqualified Stock Option Plan

•

Stock Bonus Plan

In October 2009, Adit granted four of its officers options under its Nonqualified Stock Option Plan for the purchase of 1,000,000 shares of common stock. The options have an exercise price of $0.05 per share, the options will best at a rate of 20% per year, the first set of options vested on October 28, 2010, and are scheduled to expire on November 15, 2015.

In October 2009, Adit granted four of its officers bonus shares under its Stock Bonus Plan for 475,000 shares, 50% of the shares vested on October 28, 2010 and the remaining 50% will vest on October 28, 2011.

The fair value of each option/warrant award discussed above is estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected volatilities are based on volatilities from the Company’s traded common stock. The expected term of options granted is estimated at half of the contractual term as noted in the individual option/warrant agreements and represents the period of time that management anticipates option/warrants granted are expected to be outstanding.  The risk-free rate for the periods within the contractual life of the option is

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

(An Exploration Stage Company)

NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

based on the U.S. Treasury bond rate in effect at the time of grant for bonds with maturity dates at the estimated term of the options.

2010

Expected volatility	208.37% - 319.79%
Weighted-average volatility	159.17%
Expected dividends	0
Expected term (in years)	0.75 – 4.50
Risk-free rate	0.30% - 2.37%

A summary of option activity under the Plan as of December 31, 2010, 2009, and changes during the period then ended is presented below:

Options	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value

Outstanding at December 31, 2009	1,000,000	$ 0.05
Granted	4,650,000	0.87
Exercised	(20,000)	1.00
Forfeited or expired	(1,000,000)	0.05
Outstanding at December 31, 2010	4,630,000	$ 0.49	4.0	$ 3,111,000
Exercisable at December 31, 2010	3,155,000	$ 0.93	4.0	$ 3,053,500

Nonvested Options	Options	Weighted -Average Grant-Date Fair Value

Nonvested at December 31, 2009	-	$ -
Granted	4,650,000	1.37
Vested	(3,175,000)	1.26
Forfeited	-	-
Nonvested at December 31, 2010	1,475,000	$ 1.37

A summary of warrant activity under the Plan as of December 31, 2010 and 2009, and changes during the period then ended is presented below:

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

(An Exploration Stage Company)

NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

Warrants	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2009	3,222,500	$ 0.65
Granted	4,775,252	1.43
Exercised	(2,052,336)	0.82
Forfeited, cancelled or expired	(1,673,417)	1.54
Outstanding at December 31, 2010	4,271,999	$ 0.73	1.5	$ 2,190,060
Exercisable at December 31, 2010	4,271,999	$ 0.73	1.5	$ 2,190,060

Nonvested Warrants	Warrants	Weighted- Average Grant-Date Fair Value
Nonvested at December 31, 2009	-	$ -
Granted	4,775,252	1.82
Vested	(4,275,252)	1.39
Forfeited, cancelled or expired before vesting	(500,000)	1.82
Nonvested at December 31, 2010	-	$ -

Note 10.

Fair Value

In accordance with authoritative guidance, the table below sets forth the Company's financial assets and liabilities measured at fair value by level within the fair value hierarchy. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value at December 31, 2010
	Total	Level 1	Level 2	Level 3
Assets:
None	$ -	$ -	$ -	$ -

Liabilities:
Total due to related parties, net	$ 259,407	$ 259,407	$ -	$ -
Total long term accrued liabilities	418,309	418,309	-	-
Total notes payable	3,697,169	3,697,169	-	-
Total	$ 4,374,885	$ 4,374,885	$ -	$ -

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

(An Exploration Stage Company)

NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

Fair Value at December 31, 2009
	Total	Level 1	Level 2	Level 3
Assets:
Total due from related parties	$ 354,247	$ 354,247	$ -	$ -

Liabilities:
Total long term accrued liabilities	$ 989,067	$ 989,067	$ -	$ -
Total notes payable	7,274,399	7,274,399
Total	$ 8,263,466	$ 8,263,466	$ -	$ -

Note 11.

Joint Ventures

In July 2010, Tara Minerals entered into a joint venture agreement with third parties. The joint venture agreement provides that the third parties will contribute 100% of the mining rights to the concession, “Mina Godinez” and the Company will have the exclusive rights to manage, operate, explore and exploit the concession. The Company will pay for the construction of buildings, access roads, and any necessary improvements. The Company will also pay for the machinery and equipment required for the operation of the mine. Any machinery or equipment used for the development of the mine will remain the exclusive property of the Company. Once production starts, the Company will receive 60% of the profits from the mine until it is fully reimbursed for its costs.  The Company will receive 40% of the profits thereafter.  The Company, also has a first right of refusal to purchase the property.   The joint venture agreement will expire in July 2020, at which time the joint venture will be liquidated and dissolved. As of December 31, 2010, no costs have been incurred.

Note 12.

Deposits

In September 2010, Tara Minerals signed an agreement to purchase three real estate properties for a price of $1,000,000. In order to hold these properties Tara Minerals made a cash deposit of $60,000. Tara Minerals is obligated to pay all the expenses, fees and general expenditures relating to the sale, which expenses, up to a maximum of $500,000, are deductible from the sales price.

Note 13.

Subsequent Events

Management evaluated all activity of the Company through April 15, 2011 (the issue date of the Financial Statements) and concluded the following disclosures are pertinent:

a.

March 2011, Tara Minerals issued 1,118,699 shares to the note holders that elected to convert their notes and related interest as of December 31, 2010. The value of the shares was $1,342,439 or $1.20 per share.

b.

March 2011, Tara Minerals issued 125,000 shares of common stock for warrants exercised, for $50,000 or $0.40 a share for cash.

c.

On January 28, 2011, Adit Resources Corp., a subsidiary of Tara Minerals, sold 500,000 units at a price of $1.00 per unit to Yamana Gold Inc.  Each unit consisted of one share of Adit’s common stock and one half warrants.  Each full warrant entitles Yamana to purchase one share of Adit’s common stock at a price of $1.50 per share at any time on or before January 28, 2014.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

(An Exploration Stage Company)

NOTES TO THE CONSOLDIATED FINANCIAL STATEMENTS

In connection with the sale of the units, Adit also signed a letter of intent that grants Yamana an option to acquire up to a 70% interest in Adit’s Picacho gold/silver project.  A definitive agreement is expected to be completed May 15, 2011.  Upon completion of the definitive agreement, Adit will sell an additional 2,500,000 units to Yamana at a price of $1.00 per unit. The units will be identical to the units sold on January 28, 2011.  From the $3,000,000 received from Yamana, Adit will be required to spend $2,000,000 in exploration work on the Picacho project within 12 months of signing the definitive agreement.

Yamana can earn a 51% interest in the project by spending an additional $5,000,000 on the project within 30 months of the date of the definitive agreement and paying Adit an additional $1,000,000. Yamana can increase its interest to 70% by spending an additional $9,000,000 on the project and paying Adit an additional $2,000,000.

d.

On March 2011, AMM executed an agreement to acquire six mining concessions part of the grouping known as La Verde Groupings from an independent third party. The six mining concessions are: La Palma, Choix, El Pino, La Verde 3, La Verde 4 and La Verde 6. The properties approximate 2,104 hectares, and were purchased for a total of $92,800, including $12,800 in value added taxes. AMM paid $50,000 as a deposit for the concession mining deposit which was applied to the effective price of the property.  The remaining balance of $42,800 is due thirty days after the execution date of the agreement.

March 2011, AMM purchased technical data pertaining to the six concession from La Verde Groupings, mentioned above, from the former owner in consideration for 460,000 shares of the Company’s common stock.

e.

In September 2010, Tara Gold entered into a tentative agreement with Tara Minerals which provided that Tara Minerals will acquire all of the outstanding shares of Tara Gold by exchanging one Tara Mineral share for two Tara Gold shares.  In 2011 this acquisition was cancelled.  Tara Gold Resources Corp. will begin to distribute all of its shares in Tara Minerals to its shareholders at a rate of one Tara Minerals common share for every 20 outstanding shares of Tara Gold Resources Corp.  The ex-dividend date is May 18, 2011, the record date is May 20, 2011 and the payment date is May 27, 2011.  Additional distributions will be announced over the next 24 months until all Tara Minerals shares, held by Tara Gold, are distributed to Tara Gold shareholders.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

(An Exploration Stage Company)

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR

THE THREE MONTHS ENDED MARCH 31, 2011

AND

THE PERIOD FROM INCEPTION (OCTOBER 14, 1999) THROUGH MARCH 31, 2011

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

(An Exploration Stage Company)

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. Dollars)

	March 31, 2011	December 31, 2010
	(Unaudited)	(Audited)

Assets
Current assets:
Cash	$136	$193
Other receivables, net of $2,723 and $2,010 of allowance as of March 31, 2011 and December 31, 2010, respectively	423	1,212
Marketable securities	450	450
Other current assets	1	1
Total current assets	1,010	1,856
Property, plant, equipment, mine development and land, net of accumulated depreciation of $424 and $361 as of March 31, 2011 and December 31, 2010, respectively	10,922	12,359
Mining deposits	59	53
Deferred tax, non-current portion	2,931	2,931
Goodwill	12	12
Other assets	136	160
Total Assets	$15,070	$17,371

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	2,782	2,675
Notes payable, current portion	402	994
Notes payable related party, current portion	100	100
Due to related parties, net of due from of $36 and $36 as of March 31, 2011 and December 31, 2010, respectively	306	259
Total current liabilities	3,590	4,028
Long-term accrued liabilities	288	418
Notes payable, non-current portion	1,740	2,603
Total liabilities	5,618	7,049

Commitments and contingencies	-	-

Stockholders’ deficit:
Common stock; $0.001 par value 150,000,000 shares authorized – 102,795,119 issued and outstanding at March 31, 2011 and December 31, 2010, respectively	103	103
Additional paid-in capital	12,175	12,175
Accumulated deficit during exploration stage	(19,218)	(17,060)
Other comprehensive loss	(580)	(514)
Total Tara Gold stockholders’ deficit	(7,520)	(5,296)
Non-controlling interest	16,972	15,618
Total equity	9,452	10,322
Total liabilities and equity	$15,070	$17,371

See Accompanying Notes to these Condensed Consolidated Financial Statements.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

 (An Exploration Stage Company)

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

 (In thousands of U.S. Dollars, except per share amounts)

	Three Months Ended March 31, 2011	Three Months Ended March 31, 2010	From Inception October 14, 1999 to March 31, 2011

Revenues
Revenue from website development and software	$-	$-	$168
Mining revenues	-	-	557
Total revenues	-	-	725
Cost of revenue	-	-	759
Gross margin	-	-	(34)
Exploration expenses	923	1,603	7,274
Operating, general, and administrative expenses	1,717	7,287	35,987
Net operating loss	(2,640)	(8,890)	(43,295)

Non-operating (income) expense:
Interest (income)	(7)	(7)	(320)
Interest expense	5	-	1,216
Settlement expense	-	-	(134)
Loss on extinguishment of debt, net	-	-	766
Gain on deconsolidation of joint venture	-	-	(8,661)
Gain on sale of joint venture interest	-	-	(3,112)
Gain on dissolution of joint venture	-	-	(9,163)
Loss on disposal of assets	4	-	403
Gain on acquisition of mining concession	-	-	(100)
Loss on conversion of note payable	-	-	783
Realized loss on the sale of marketable securities	-	-	4,710
Gain on sale of net cash flow interest	-	-	(197)
Other (income)	(11)	(263)	(1,336)
Total non-operating (income) expense	(9)	(270)	(15,145)
Loss before income taxes	(2,631)	(8,620)	(28,150)
Income tax benefit, net of expense	-	-	(2,317)
Loss from continuing operations	(2,631)	(8,620)	(25,833)
Discontinued operations
Income from operations of discontinued oil properties (including loss on disposal of $7)	-	-	17
Loss from operations of La Escuadra	-	-	(1,038)

Net loss	(2,631)	(8,620)	(26,854)

Net loss attributable to non-controlling interest	473	2,185	7,636

Net loss attributable to Tara Gold shareholders	(2,158)	(6,435)	(19,218)

Other comprehensive income (loss):
Foreign currency translation	(66)	42	(580)
Unrealized gain, net on marketable securities	-	103	-
Total comprehensive loss	$(2,224)	$(6,290)	$(19,798)

Net loss per share, basic and diluted	$(0.03)	$(0.06)

Weighted average number of shares, basic and diluted	102,795,119	102,795,119

See Accompanying Notes to these Condensed Consolidated Financial Statements.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

 (An Exploration Stage Company)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

 (In thousands of U.S. Dollars)

	Three Months Ended March 31, 2011	Three Months Ended March 31, 2010	From Inception October 14, 1999 to March 31, 2011

Cash flows from operating activities:
Net loss attributable to Tara Gold shareholders	$(2,158)	$(6,435)	$(19,218)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	75	50	743
Allowance for doubtful accounts	713	51	3,351
Allowance for mining deposits deemed uncollectible	-	-	29
Common stock issued for services and other expenses	-	-	2,599
Stock based compensation and stock bonuses	-	-	126
Gain on deconsolidation of joint venture	-	-	(8,661)
Non-cash expense due to deconsolidation of joint venture	-	-	216
Gain on sale of joint venture interest	-	-	(2,862)
Gain on dissolution of joint venture	-	-	(8,688)
Loss on extinguishment of debt, net	-	-	746
Loss on disposed and discontinued operations	-	-	1,001
Deferred tax asset, net	-	-	(2,931)
Non-controlling interest in net loss of consolidated subsidiaries	(473)	(2,185)	(7,636)
Amortization of beneficial conversion	-	-	650
Loss on the disposal of assets	4	-	222
Realized loss on the sale of marketable securities	-	-	4,604
Common stock of subsidiary issued and option valuation for services	100	2,936	7,716
Subsidiaries’ stock based compensation and stock bonuses	219	3,563	6,259
Exploration expenses paid with stock of subsidiaries	745	1,224	1,969
Lawsuit settlement payable in stock	-	-	315
Cancellation of common stock for settlement (Tara Minerals)	-	-	(750)
Assets acquired from La Escuadra	-	-	(330)
Gain on acquisition of mining concession	-	-	(100)
Gain on sale of net cash flow interest	-	-	(197)
Accrued interest converted to subsidiary’s common stock	-	-	29
Loss on conversion of debt to subsidiary’s common stock	-	-	783
Rent expense reclassified from capital lease	12	-	12
Changes in operating assets and liabilities:
Other receivables	(133)	(204)	(1,170)
Other assets	24	(2)	(910)
Accounts payable and accrued expenses	109	259	3,182
Deferred joint venture income	-	-	(33)
Net cash used in operating activities	(763)	(743)	(18,934)
Cash flows from investing activities:
Proceeds from sales of oil & gas properties	-	-	6
Acquisition of property, plant and equipment	-	(129)	(2,828)
Purchase of land and office building	-	-	(415)
Proceeds from the sale of marketable securities	-	-	6,278
Proceeds from the sale or disposal of assets	29	-	760
Purchase of mining concession	-	(25)	189
Mining deposits	(6)	-	(6)
Proceeds from note receivable payments	-	-	(7)
Loans to unrelated third parties	-	-	(380)
Cash included in business acquisition	-	-	2
Business acquisition goodwill	-	-	(4)
Cash in discontinued operations	-	-	(3)
Net cash (used) provided by in investing activities	23	(154)	3,592

Cash flows from financing activities:
Proceeds from short term debt	-	-	72
Proceeds from notes payable, related party	-	-	150
Proceeds from notes payable	-	-	480
Payments toward short term debt	-	-	(22)
Payments toward notes payable	(62)	(712)	(10,840)
Change in due to/from related parties, net	48	(58)	426
Non-controlling interest – cash from sale of sale of common stock of subsidiaries	763	1,100	9,724
Payments from joint venture partners	-	-	9,920
Stock offering costs	-	-	(13)
Cash acquired in reverse acquisition	-	-	4
Cash from the sale of common stock	-	-	5,753
Net cash provided by financing activities	749	330	15,654
Effect of exchange rate changes on cash	(66)	42	(176)
Net (decrease) increase	(57)	(525)	136
Cash, beginning of period	193	1,451	-
Cash, end of period	$136	$926	$136

Supplemental Information:
Interest paid	$-	$25	$838
Income taxes paid	$-	$-	$10

Non-cash Investing and Financing Transactions:
Conversion of debt to common stock or payable, plus accrued interest	$-	$-	$1,341
Share receivable for debt	$-	$-	$27
Issuance of common stock for assets	$-	$-	$304
Issuance of common stock under share receivable for services	$-	$-	$35
Purchase of or (reduction) in purchase of concession notes payable, stock and warrants plus capitalized interest	$(1,311)	$(3,324)	$18,186
Beneficial conversion feature, convertible debt	$-	$-	$32
Beneficial conversion feature, convertible related party debt	$-	$-	$359
Recoverable value-added taxes incurred through additional debt and due to related party, net of mining concession modification	$(218)	$(509)	$1,190
Purchase of La Escuadra with debt	$-	$-	$1,370
Receipt of stock for Joint Venture Payments and Fee Income	$-	$-	$2,301
Acquisition of property and equipment through debt	$-	$-	$414
Unrealized (gain)/loss in investments, available for sale	$-	$103	$10,648
Accrued and capitalized interest	$16	$15	$385
Subsidiary common stock payable for debt – Non-controlling interest	$-	$-	$783
Construction in progress reclassified to property, plant and equipment	$-	$2,163	$2,163
Receivable reclassified to mining deposit	$-	$-	$28

See Accompanying Notes to these Condensed Consolidated Financial Statements.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

 (An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1.

Nature of Business and Significant Accounting Policies

Basis of Presentation and Organization

The accompanying Condensed Consolidated Financial Statements of Tara Gold Resources Corp. (the “Company”) should be read in conjunction with the Company’s Annual Report on Form 10-K, as may be amended, for the year ended December 31, 2010. Significant accounting policies disclosed therein have not changed except as noted below.

The accompanying Condensed Consolidated Financial Statements and the related footnote information are unaudited.  In the opinion of management, they include all normal recurring adjustments necessary for a fair presentation of the condensed consolidated balance sheets of the Company as of March 31, 2011 and December 31, 2010, the condensed consolidated results of its operations for the three months ended March 31, 2011 and 2010 and the condensed consolidated statements of cash flows for the three months ended March 31, 2011 and 2010. Results of operations reported for interim periods are not necessarily indicative of results for the entire year.

The Company is engaged in the acquisition, exploration and development of mineral resource properties in United States of America and Mexico. The Company owns 99.9% of the common stock of Corporacion Amermin, S.A. de C.V. In May 2006, the Company established Tara Minerals Corp, which owns 99.9% of American Metal Mining (“AMM”). Tara Minerals organized Adit Resources (“Adit”) in June 2009 and owns 87% Adit’s common stock as of March 31, 2011. Adit in turns owns 99.9% of American Copper Mining, S.A. de C.V. (“ACM”), which was established in December 2006; ACM operates in Mexico and was purchased in June 2009. Corporacion Amermin and AMM are Mexican corporations. As of March 31, 2011 and December 31, 2010 the Company owned 70% and 70%, respectively, of the outstanding shares of Tara Minerals.

As used in these Notes to the Condensed Consolidated Financial Statements, the terms the “Company”, “we”, “us”, “our” and similar terms refer to Tara Gold Resources, Corp. and, unless the context indicates otherwise its consolidated subsidiaries. The Company’s subsidiaries include Corporacion Amermin, S.A. de C.V., which operates in México (“Amermin”) and Tara Minerals Corp.

Unless otherwise indicated, all references to the Company include the operation of its subsidiaries and all references to Adit include the operations of its subsidiary.

The reporting currency of the Company, Tara Minerals and Adit is the U.S. dollar. The functional currency of Amermin, AMM and ACM is the Mexican Peso. As a result, the financial statements of the subsidiaries have been re-measured from Mexican pesos into U.S. dollars using (i) current exchange rates for monetary asset and liability accounts, (ii) historical exchange rates for nonmonetary asset and liability accounts, (iii) historical exchange rates for revenues and

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

 (An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

expenses associated with nonmonetary assets and liabilities and (iv) the weighted average exchange rate of the reporting period for all other revenues and expenses. In addition, foreign currency transaction gains and losses resulting from U.S. dollar denominated transactions are eliminated. The resulting re-measurement gain or loss is recorded as other comprehensive income (loss).

The financial statements of the Mexican subsidiaries should not be construed as representations that Mexican pesos have been, could have been or may in the future be converted into U.S. dollars at such rates or any other rates. Current and historical exchange rates are not indicative of what future exchange rates will be and should not be construed as such.

Relevant exchange rates used in the preparation of the financial statements for Amermin, AMM and ACM are as follows the three months ended March 31, 2011 and 2010 (denoted in Mexican pesos per one U.S. dollar):

2011
Current exchange rate at March 31,	Ps. 11.9219
Weighted average exchange rate for the three months ended March 31,	Ps. 12.0782

2010
Current exchange rate at March 31,	Ps. 12.4145
Weighted average exchange rate for the three months ended March 31,	Ps. 12.7873

Allowance for doubtful accounts

Each period the Company analyzes its receivables for collectability.  When a receivable is determined to not be collectible the receivable is allowed for until there is assurance of its collection or that a write off is necessary.  At March 31, 2011 and December 31, 2010 the Company has allowed for $2,723,304 and $2,009,548, respectively, relating to other receivables, since it was determined that the Mexican government may not allow the complete refund of value added taxes (“VAT”) previously paid by the Company

Reclassification

Certain reclassifications reported in prior records, which have no effect on net loss, have been adjusted to conform to the current presentation. Specifically, certain items in the Operating Activities section of the Statement of Cash Flows have been reclassified between categories in the inception to date column for clearer presentation.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

 (An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Cash Equivalents and Marketable Securities

All highly liquid investments with maturity of three months or less are considered to be cash equivalents. There were no cash equivalents as of March 31, 2011 or December 31, 2010.

Investments with stated maturities of greater than three months and traded on an active markets that are accessible at the measurement date are classified as available-for-sale marketable securities. In accordance with the Comprehensive Income topic of the FASB ASC, the Company has accounted for unrealized gain (loss) as a component of other comprehensive income. There was no unrealized gain or loss in other comprehensive income for the three months ended March 31, 2011.

Purchase of Technical Data

Technical data, including engineering reports, maps, assessment reports, exploration samples certificates, surveys, environmental studies and other miscellaneous information, may be purchased for our mining concessions. When purchased for concessions without proven reserves the cost is considered research and development pertaining to a developing mine and in accordance with the Research and Development (R&D) Topic of the FASB ASC and is expensed when incurred.

Recently Adopted and Recently Issued Accounting Guidance

Adopted

In October 2009, the FASB issued changes to revenue recognition for multiple-deliverable arrangements. These changes require separation of consideration received in such arrangements by establishing a selling price hierarchy (not the same as fair value) for determining the selling price of a deliverable, which will be based on available information in the following order: vendor-specific objective evidence, third-party evidence, or estimated selling price; eliminate the residual method of allocation and require that the consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method, which allocates any discount in the arrangement to each deliverable on the basis of each deliverable’s selling price; require that a vendor determine its best estimate of selling price in a manner that is consistent with that used to determine the price to sell the deliverable on a standalone basis; and expand the disclosures related to multiple-deliverable revenue arrangements. These changes became effective on January 1, 2011. The Company has determined that the adoption of these changes do not have an impact on its consolidated financial statements, as the Company does not currently have any such arrangements with its customers.

Issued

In January 2010, the FASB issued guidance to amend the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires a roll forward of

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

 (An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

activities on purchases, sales, issuances, and settlements of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). The guidance will become effective for the Company with the reporting period beginning July 1, 2011. The adoption of this guidance is not expected to have a material impact on the Company’s condensed consolidated financial statements.

Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA, and the SEC did not, or are not believed by management to, have a material impact on the Company’s present or future consolidated financial statements.

Note 2.

  Property, plant, equipment, mine development and land

	March 31, 2011	December 31, 2010

Land	$ 19,590	$ 19,590

La Currita	1,253,439	1,253,439
Las Minitas	2,365,801	2,351,027
Pilar	728,313	728,313
Don Roman	521,739	521,739
Las Nuvias	100,000	100,000
Picacho and Picacho Fractions	1,456,718	1,456,718
Centenario	635,571	1,946,545
Las Brisas	3,134	3,134
Mezquite and Mariana	169,405	168,480
Auriferos	100,000	100,000
Pirita	246,455	246,455
La Verde Groupings	79,974	-
	7,660,549	8,875,850
Property, plant and equipment	3,665,353	3,823,812
Construction in progress	-	-
Less – accumulated depreciation	(423,768)	(361,086)
	$ 10,921,724	$ 12,358,166

a.

Mining Concessions

Mining concessions as of March 31, 2011 are as follows:

i)

In March 2006, the Company acquired the rights to 23 concessions, known as “Las Minitas”.  The effective purchase price of the properties is $2,663,913.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

 (An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2011, the resulting debt payment schedule, including applicable value added tax, is as follow:

2011	$ 22,500
2012	1,968,397
$ 1,990,897

In accordance with the Interest Expense topic of FASB ASC, the future payments of the remaining debt amount has been discounted using the incremental borrowing rate of 3.56%. As of March 31, 2011, the present value of future payments on the Las Minitas contract is as follows:

	Debt	IVA	Total
Future payments	$ 1,750,000	$ 302,500	$ 2,052,500
Imputed interest	(61,603)	-	(61,603)
Present value of debt	1,688,397	302,500	1,990,897
Less: current portion	-	(22,500)	(22,500)
	$ 1,688,397	$ 280,000	$ 1,968,397

In addition to the $2,150,000 above, the Company capitalized $173,913 in payments made toward the original agreement.  Pursuant to the agreement signed in April 2007 this payment could not be applicable to the purchase price.  Accordingly, the effective purchase price of the properties is $2,663,913.

As of May 20, 2011 the Company was reviewing the Minitas property for continued inclusion as part of the Company’s mining property portfolio.  No payments toward this property have been made in 2011 and the Company may decide to terminate the purchase agreement and return the property.

ii)

In November 2008, AMM acquired eight mining concessions known as “Centenario” from an independent third party. The properties approximate 5,400 hectares and were purchased for $1,941,041, including $247,050 in value added taxes.

In June 2009, AMM and the note holder modified the agreement to 1) revalue the entire Centenario concession to $2,000,000, 2) apply $127,000 toward the purchase price which had already been paid and recorded as a mining deposit, and 3) apply $197,956 toward the new price of the concession which was originally paid by another subsidiary of the Company.  These changes resulted in the following 1) additional debt of $28,044 plus related value added tax for these concessions, 2) the reduction of the amount of the mining deposit of $127,000, 3) the expense of $6,000 that AMM also paid but which was not included in the revaluation of the concession, and 4) the increase in Due to Related Party of $197,956 plus related value added tax. The effective amount financed in relation to this concession is $1,675,044 plus $251,257 of value added tax.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

 (An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In March 2011, AMM and the note holder agreed to reduce the purchase of the Centenario concession to $635,571. These changes resulted in the following: 1) decrease debt by $1,310,974; and 2) decrease recoverable value added taxes by $218,309. At March 31, 2011 the amended purchase price was paid in full.

In March 2011, Tara Minerals purchased technical data pertaining to Centenario from the former owner in consideration for 416,100 shares of Tara Minerals common stock and $100,000 cash. The parties agreed that the value of the stock for the technical data was $2.00 per share for the Tara Minerals’ common stock.  Tara Minerals’ has accounted for the shares at their fair market value as follows:  416,100 shares of Tara Minerals’ common stock were valued at $0.85.  All fair market values were determined based on contemporaneous stock issuances for cash or if the stock was quoted on an exchange, it’s closing stock price. All stock was issued April 2011.

iii)

In March 2008, Pershimco Resources transferred the Mariana and Mezquite properties to Tara Gold, as well as the remaining debt payments of $190,000, which includes value added taxes of $25,907 owed to a third party.

The remaining debt payment including applicable value added tax is $147,955 in 2011.

In accordance with the Interest Expense topic of FASB ASC, the future payments of the remaining debt amount has been discounted using the incremental borrowing rate of 2.97%. As of March 31, 2011, the present value of future payments on the Mariana and Mezquite contract is as follows:

	Debt	IVA	Total

Future payments	$ 129,310	$ 20,690	$ 150,000
Imputed interest	(2,045)	-	(2,045)
Present value of debt	127,265	20,690	147,955
Less: current portion	(127,265)	(20,690)	(147,955)
	$ -	$ -	$ -

As of May 20, 2011 the Company was reviewing the Mariana and Mezquite property for continued inclusion as part of the Company’s mining property portfolio.  No payments toward this property have been made in 2011 and the Company may decide to terminate the purchase agreement and return the property.

iv)

On March 2011, AMM executed an agreement to acquire six mining concessions known part of the grouping known as La Verde Groupings from an independent third party. The six mining concessions are: La Palma, Choix, El Pino, La Verde 3, La Verde 4 and La Verde 6. The properties approximate 2,104 hectares, and were purchased for a total of $92,800, including $12,800 in value added taxes. AMM paid $50,000 as a deposit for the concession mining deposit which was applied to the effective price of the property.  The remaining balance of $42,800 is due thirty days after the execution date of the agreement.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

 (An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In March 2011, Tara Minerals purchased technical data pertaining to the six concession from La Verde Groupings, mentioned above, from the former owner for 460,000 shares of Tara Minerals’ common stock. The parties agreed that the value of the stock for the technical data was $2.00 per share for Tara Minerals common stock.  Tara Minerals has accounted for the shares at their fair market value as follows:  460,000 shares of Tara Minerals common stock were valued at $0.85.  All fair market values were determined based on contemporaneous stock issuances for cash or if the stock was quoted on an exchange, it’s closing stock price. All stock was issued April 2011.

b.

Other Fixed Assets

For the three months ended March 31, 2011, Tara Minerals disposed of and sold equipment and other fixed assets, for a $4,260 loss on disposal and sale of assets.

Note 3.

Other Assets

In September 2010, Tara Minerals signed an agreement to purchase three real estate properties for a price of $1,000,000. In order to hold these properties Tara Minerals made a cash deposit of $60,000. Tara Minerals is obligated to pay all the expenses, fees and general expenditures relating to the sale, which expenses, up to a maximum of $500,000, which are deductible from the sales price. In March 2011, Tara Minerals received notification from Pacemaker Silver Mining S.A. de C.V. a wholly-owned Mexican subsidiary of El Tigre, indicating that they also had surface rights related to being able to work claims they held mining rights too. Although this is does not effect our specific right to the tailing piles, there could be an issue as to who would have specific areas and specific times. Until the difference can be determined, the deposit was expensed as of March 31, 2011.

Note 4.

Notes Payable

The following table represents the outstanding balance of notes payable.

	March 31, 2011	December 31, 2010

Mining concessions	$ 2,064,081	$ 3,404,582
Auto loans	78,003	119,766
Equipment	-	72,848
	2,142,084	3,597,196
Less – current portion	(401,616)	(993,531)
Total long term notes payable	$ 1,740,468	$ 2,603,665

See Note 2 above for notes payable relating to mining concessions.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

 (An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

During the three months ended March 31, 2011, one of the vehicles purchased in 2010 was stolen, the insurance claim was processed and the note payable and the fixed asset removed from the AMM’s books.

During the three months ended March 31, 2011, AMM defaulted on an equipment capital lease entered into on July 21, 2010.  The equipment was returned and removed from Tara Minerals’ balance sheet and treated as an operating lease.

Note 5.

Related Party Transactions

Due to related parties, net of due from related parties and related allowance for doubtful accounts was $305,532 and $259,407 as of March 31, 2011 and December 31, 2010, respectively.  Due from related parties consists of $1,074,659 and $992,664; allowance for doubtful accounts was $1,038,269 and $956,716 as of March 31, 2011 and December 31, 2010, respectively.

All transactions with related parties have occurred in the normal course of operations and Mexico based related party transactions are measured at the foreign exchange amount.

As of March 31, 2011 the Company loaned Tara Minerals $1,588,257. There are no interest and payment terms to this intercompany payable and it is due on demand. This is an intercompany transaction that eliminates during the consolidation of these financial statements.

Note 6.

Stockholders’ Equity

The authorized common stock of the Company consists of 150,000,000 shares of common shares with par value of $0.001.

For the three months ended March 31, 2011, the Company did not issue shares of common stock.

Note 7.

Non-controlling Interest

During the three months ended March 31, 2011 Adit issued the following to third parties resulting in an increase in non-controlling interest of the Company:

•

500,000 shares at a price of $1.00 per unit to Yamana Gold Inc.  Each unit consisted of one share of Adit’s common stock and one half warrant. Each full warrant entitles Yamana to purchase one share of Adit’s common stock at a price of $1.50 per share at any time on or before January 28, 2014.

In connection with the sale of the units, Adit also signed a letter of intent that grants Yamana an option to acquire up to a 70% interest in Adit’s Picacho gold/silver project.  A definitive agreement is expected to be completed May 31, 2011.  Upon completion of the definitive agreement, Adit will sell an additional 2,500,000 units to Yamana at a price of $1.00 per unit. The units will be identical to the units sold on January 28, 2011.  From the $3,000,000 received from Yamana, Adit will be required to spend $2,000,000 in exploration work on the Picacho project within 12 months of signing the definitive agreement.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

 (An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Yamana can earn a 51% interest in the project by spending an additional $5,000,000 on the project within 30 months of the date of the definitive agreement and paying Adit an additional $1,000,000. Yamana can increase its interest to 70% by spending an additional $9,000,000 on the project and paying Adit an additional $2,000,000.

During the three months ended March 31, 2011 Tara Minerals issued the following to third parties resulting in an increase in non-controlling interest of the Company:

•

125,000 shares for cash by exercising warrants valued at $ 50,000 or $0.40 per share.

•

1,118,699 shares subscribed at December 31, 2010 for conversion of debt, valued at $1,342,439 or $1.20 per share.

•

Received $212,744 cash for stock receivable at December 31, 2010, shares were issued in 2010.

At March 31, 2011, Tara Minerals’ share subscriptions consist of:

•

100,000 shares payable to an Officer of the Company, valued at $100,000, for payment of services.

•

416,100 shares payable, valued at $353,685 for the purchase of Centenario’s technical data. See Note 2 above.

•

460,000 shares payable, valued at $391,000 for the purchase of technical data for six concessions from the La Verde Groupings purchased in March 2011. See Note 2 above.

	Non-controlling interest at March 31, 2011	Non-controlling interest at December 31, 2010

January 2007 private placement	$ 2,540,500	$ 2,540,500
Equipment	600,000	600,000
Shares issued with warrants and exercised warrants	2,356,181	2,306,181
Shares issued for services and bonuses	3,898,625	3,898,625
March 2009 private placement	458,000	458,000
March 2010 private placement	1,393,606	1,393,606
Shares acquired by the Company from a third party	(1,073,875)	(1,073,875)
Converted debt to common stock	1,342,439	-
Cumulative statement of operations pickup through December 31, 2010	(6,458,445)	(6,458,445)
Statement of operations pickup 2011	(466,444)	-
Exploration expenses paid	984,375	984,375
Warrants and options to third parties (see footnote 9)	8,001,756	7,782,667
Share subscriptions, net	844,685	1,129,696

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

 (An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Adit:
July 2009 private placement	1,499,500	1,499,500
Finder’s fees	95,215	95,215
Cumulative statement of operations pickup through December 31, 2010	(400,368)	(400,368)
Statement of operations pickup 2011	(6,370)	-
Exploration expenses paid with stock	240,000	240,000
Stock bonuses and options to officers	-	622,475
Stock issued for cash (not in a private placement)	500,000	-
ACM:
Non-controlling interest	4	4
Total non-controlling interest	$ 16,971,863	$ 15,618,160

Note 8.

Options and Warrants

In January 2010, the Tara Minerals granted two of its officer’s options under its Incentive Stock Option Plan for the purchase of 750,000 shares of common stock. The options are exercisable at a price of $1.57 per share and vest at various dates until January 2017. The options expire at various dates beginning January 2015.  As of March 31, 2011 options that vested in 2011 were valued at $182,735.

In September 2010, Tara Minerals granted options for 200,000 shares of common stock to an unrelated third party for investor relations services. The options have an exercise price of $1.00 per share, vest between September 2010 and March 2011 and expire two years from the date of vesting. As of March 31, 2011 options that vested in 2011 were valued at $36,353.

No options or warrants were issued in the first quarter 2011.

The fair value of each option award discussed above is estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected volatilities are based on volatilities from the Company’s traded common stock. The expected term of options granted is estimated at half of the contractual term as noted in the individual option agreements and represents the period of time that management anticipates option granted are expected to be outstanding.  The risk-free rate for the periods within the contractual life of the option is based on the U.S. Treasury bond rate in effect at the time of grant for bonds with maturity dates at the estimated term of the options.

2010 (date of grant)
Expected volatility	208.37% - 319.79%
Weighted-average volatility	159.17%
Expected dividends	0
Expected term (in years)	0.75 – 4.50
Risk-free rate	0.30% - 2.37%

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

 (An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

A summary of option activity under the Plan as of March 31, 2011 and changes during the period then ended is presented below:

Options	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2010	4,630,000	$ 0.05
Granted	-	-
Exercised	-	-
Forfeited or expired	-	-
Outstanding at March 31, 2011	4,630,000	$ 0.05	3.5	$2,025,000
Exercisable at March 31, 2011	3,330,000	$ 0.46	3.5	$ 2,025,000

Nonvested Options	Options	Weighted -Average Grant-Date Fair Value
Nonvested at December 31, 2010	1,475,000	$ 1.37
Granted	-	-
Vested	(175,000)	1.22
Forfeited	-	-
Nonvested at March 31, 2011	1,300,000	$ 0.86

A summary of warrant activity under the Plan as of March 31, 2011, and changes during the period then ended is presented below:

Warrants	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2010	4,271,999	$ 0.65
Granted	-	-
Exercised	(125,000)	0.40
Forfeited, cancelled or expired	-	-
Outstanding at March 31, 2011	4,146,999	$ 0.85	1.5	$580,590
Exercisable at March 31, 2011	4,146,999	$ 0.85	1.5	$580,590

All warrants at March 31, 2011 were vested.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

 (An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9.

Fair Value

The Company's financial assets and liabilities, measured at fair value by level within the fair value hierarchy, are shown below. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value at March 31, 2011
	Total	Level 1	Level 2	Level 3
Assets:
None	$ -	$ -	$ -	$ -

Liabilities:
Total due to related parties, net	$ 305,532	$ 305,532	$ -	$ -
Total long term accrued liabilities	288,334	288,334	-	-
Total notes payable	2,242,084	2,242,084	-	-
Total	$ 2,835,950	$ 2,835,950	$ -	$ -

	Fair Value at December 31, 2010
	Total	Level 1	Level 2	Level 3
Assets:
None	$ -	$ -	$ -	$ -

Liabilities:
Total due to related parties, net	$ 259,407	$ 259,407	$ -	$ -
Total long term accrued liabilities	418,309	418,309	-	-
Total notes payable	3,697,169	3,697,169	-	-
Total	$ 4,374,885	$ 4,374,885	$ -	$ -

Note 10.

Subsequent Events

Management evaluated all activity of the Company and concluded the following disclosures are pertinent:

a.

In April 2011, Tara Minerals and AMM signed a letter of intent with Springbok Development-Claridge-Hanlon Resource Engineering, “SD-CHRE” and/or Nominee or any of its subsidiaries to grant them an option to acquire up to an undivided forty-nine percent (49%) interest in and to all of the mining concessions known as the Don Roman Groupings located in the State of Sinaloa, Mexico. The Don Roman Groupings now totals approximately 10,000 hectares in close proximity to the existing mill, which includes the Don Roman, Centenario, and the newly acquired La Verde Groupings. The grouping lies 15 km SW of the historically prolific La Reforma silver/zinc/lead district. Key personnel from SD-CHRE have worked on Mining, Commercial, Government and Infrastructure projects for over 20-years.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

 (An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Letter of Intent is non-binding and requires SD-CHRE, as the mine and mill operator, to make a $250,000 cash payment to Tara Minerals within 45 days of the signing. To earn its 49% interest, SD-CHRE will incur a minimum of $2 million to start-up the existing mill and achieve a production rate of 120 tonnes per day within 120 days; incur another $2 million to achieve a production rate of 360 tonnes per day within 6 months; and incur an additional minimum $4 million to achieve and maintain a minimum production rate, as the parties may agree upon within the Definitive Agreement, not to be less than 480 tonnes per day, within twelve months.

The net revenue generated from the project will be shared on a 50% SD-CHRE and 50% the Company basis. The LOI envisions an assessment and design period of 45-60 days and a Definitive Agreement within 90 days.

b.

In April 2011, Tara Minerals entered into an agreement to acquire 100% of the La Verde gold, silver, zinc and lead project Groupings. The 2,555 hectares property consists of eight concessions 13-18 km from the Don Roman mine and mill. The concessions were being mined as late as 2010, with the extracted material grading 0.5-1.5 g/t gold, 300-600 g/t silver, 14-15% zinc, 6-8% lead, and 2.1-2.6% copper. Recent channel samples across the workings assayed similar grades. A road from the Groupings, to the Don Roman mill, has also been completed. Tara Minerals now controls over 10,000 hectares in close proximity to the mill.

Tara Minerals is acquiring the Grouping for $1.8 million plus applicable taxes. $1.66 million of the acquisition cost will be paid by the issuance of Tara Minerals restricted shares valued at $2 per share, with the remainder being paid in cash.  This includes six concessions acquired in March 2011, known as La Palma, Choix, El Pino, La Verde 3, La Verde 4 and La Verde 6, purchased for a total of $92,800.  Tara minerals also purchased technical data pertaining to the six concessions mentioned before and issued 460,000 shares as payment in April 2011 (see Note 2).

The La Verde Groupings comprises of an extensive area of hydrothermal alteration that hosts numerous precious and base metal occurrences along the western part of the Northern Sierra Madre Gold Belt. The property lies 30 km SW of the historically prolific La Reforma Pb-Zn-Ag District that is now the focus of concerted exploration by Peñoles. The Grouping has 50 m of tunnels and 14 known showings of old workings. Numerous gold/silver/zinc/lead vein structures have been identified with three being well defined. These veins are approximately 1.5-8 meters wide and are comprised of 80% sulfides. The strike length of some of these structures have already been traced to a combined total of over 5 kilometers.

c.

In May 2011, Tara Minerals reached an agreement for the right to mine the 3,233 hectare Tania Iron Ore property located in Manzanillo, State of Colima, Mexico. Tara Minerals has the right to remove 6 million tonnes of salable concentrate from the property, with perpetual renewal rights, extending through the life of the property. Tara Minerals will pay the vendor $6 per salable tonne for the first 500,000 tonnes removed from the property and $7 per tonne thereafter. A total of $100,000 will be advanced to the vendor against future royalty payments.

TARA GOLD RESOURCES CORP. AND SUBSIDIARIES

 (An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Tara Minerals is announced that it raised $750,000 through a royalty rights offering to advance the project. A portion of the funds will be used to secure appropriate environmental permits, export permits, and recovery process engineering.

The Tania property is located 33 km from the port of Manzanillo. The Iron is contained within decomposed granite with little overburden. On the surface, the mineralized zone is estimated to be 2 km wide and approximately 1 km in length. The zone is continuous and sampled 30-40% Iron. The property has not been subjected to modern exploration methods or concentrating processes.

d.

In May 2011, Tara Minerals increased its authorized shares to 200,000,000.

e.

In May 2011, Tara Minerals sold 1,643,333 Units at a price of $0.30 per Unit.  Each Unit consisted of one share of the Tara Minerals’ common stock and one warrant.  Each warrant entitles the holder to purchase one share of the Tara Minerals’ common stock at a price of $1.00 per share during the one year period following the sale of the Units.  All warrants expire May 2012.

Item 14.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

N/A

Item 15.

Financial Statements and Exhibits.

a)

See Item 13

b)

Exhibits

Exhibit No.

Description

  3.1.1

Articles of Incorporation

  3.1.2

Articles of Incorporation, as amended

  3.1.3

Articles of Incorporation, as amended

  3.1.4

Articles of Incorporation, as amended

  3.2

Bylaws

10.1

Modified Agreement – Centenario

10.2

Acquisition Agreement – Centenario’s technical data

10.3

Acquisition Agreement – La Palma

10.4

Acquisition Agreement – La Palma’s technical data

10.5

 Acquisition Agreement – La Verde

10.6

Acquisition Agreement – La Verde’s technical data

10.7

Acquisition Agreement – Tania Iron Ore Property

10.8

Modified Agreement – Picacho

10.9

Acquisition Agreement – Picacho’s technical data

10.10

Adit Incentive Stock Option Plan

10.11

Adit’s Non-Qualified Stock Option Plan

10.12

Adit’s Stock Bonus Plan

10.13

Tara Minerals Convertible Note with Adit 4-1-10

10.14

Tara Minerals Convertible Note with Adit

10.15

Acquisition Agreement – LE to CAM – Picacho Fracciones

10.16

Joint Venture Agreement – Tania Property

10.17

Subcontractor Agreement – Tania Property

10.18

Transfer Agreement – CAM to ACM – Picacho Fracciones

10.19

Tara Gold Employment Agreement – CFO

10.20

Tara Minerals Employment Agreement – CFO

10.21

Tara Gold Employment Agreement – CEO

10.22

Tara Minerals Employment Agreement – CEO

10.23

Projecto Godinez – Project/Joint Venture

10.24

Tara Minerals Consulting Agreement

 21

Subsidiaries

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Tara Gold Resources Corp.

                                                       (Registrant)

Date: August 4, 2011

                       By:_  /s/ Lynda R. Keeton-Cardno__

                                                                                     Lynda R. Keeton-Cardno, CFO